19 February 2014
As novated, amended and restated on 5 May 2014

GEVERAN TRADING CO. LTD
PORTFOLIO RECOVERY ASSOCIATES, INC
TEKÅGEL INVEST 742 AS

NOVATED, AMENDED AND RESTATED AGREEMENT
for the sale and purchase of
Aktiv Kapital AS

CONTENTS

PREAMBLE		1

1.	Sale and Purchase	2

2.	Price	2

3.	No Leakage Undertaking	2

4.	Pre-Closing Seller Undertakings	3

5.	Conditions to Closing	3

6.	Closing	7

7.	No Rights of Rescission or Termination	8

8.	Seller Warranties and indemnities	8

9.	Purchaser and Purchaser Guarantor Warranties	11

10.	Purchaser Guarantee	11

11.	Conduct of Third Party Claims	12

12.	Business Protection Undertakings	13

13.	Tax	14

14.	Information, Records and Assistance Post-Closing	14

15.	Payments	15

16.	Costs	16

17.	Announcements	16

18.	Confidentiality	16

19.	Assignment	18

20.	Further Assurances	18

21.	Notices	19

22.	Conflict with other Agreements	20

23.	Whole Agreement	20

24.	Waivers, Rights and Remedies	20

25.	Counterparts	21

26.	Variations	21

AGREED FORM DOCUMENTS REFERRED TO IN THIS AGREEMENT
Description    Clause/Schedule
Metrogas Loan Agreement Amendment Agreement     Paragraph 1(e) of Part A of Schedule 4
Data Room index    Paragraph 1 of Schedule 14
Loan Note        Clause 2.2(b)
Crystal Productions Dispute Letter    Paragraph 1(e) of Part A of Schedule 4

AGREEMENT
19 February 2014
as novated, amended and restated on 5 May 2014
PARTIES

(1)
GEVERAN TRADING CO. LTD, a company incorporated under the laws of Cyprus, with address at Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY-4103 Limassol, Cyprus (the Seller);

(2)
TEKÅGEL INVEST 742 AS, a company incorporated under the laws of Norway with registration number 913 269 128 with address at c/o Ståle R Kristiansen, Haakon VII’s gate 10, 0161 Oslo, Norway (the Purchaser); and

(3)	PORTFOLIO RECOVERY ASSOCIATES, INC., a company incorporated under the laws of Delaware, with address at 120 Corporate Boulevard, Norfolk, VA 23502, United States of America (the Purchaser Guarantor),
(each a Party in this Agreement and together, the Parties).
Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 14.
IT IS AGREED:
PREAMBLE
(A)The Seller is the sole legal and beneficial shareholder of the entire issued share capital of the Company.
(B)    The Company is engaged in the business of the acquisition and servicing of non‑performing unsecured consumer loans. Brief particulars of the Company and its Subsidiaries are set out in Schedule 9.
(C)    The Seller, the Exiting Purchaser and the Purchaser Guarantor entered into an agreement for the sale and purchase of the Shares on 19 February 2014 (the Original SPA). At the time of execution of the Original SPA, it was contemplated by the Seller, the Exiting Purchaser and the Purchaser Guarantor that the Exiting Purchaser could transfer its rights and obligations as purchaser under the Original SPA to a wholly owned subsidiary of the Purchaser Guarantor. The Purchaser is a wholly owned subsidiary of the Purchaser Guarantor.
(D)    Pursuant to a deed of novation, amendment and restatement entered on 5 May 2014 (the Deed of Novation and Amendment), the Seller, the Exiting Purchaser, the Purchaser and the Purchaser Guarantor novated the Original SPA such that the Exiting Purchaser was released and discharged from its obligations under, and the Purchaser assumed the rights, benefits and obligations of the Exiting Purchaser under, the Original SPA on an ab initio basis as if the Purchaser had at all times been a party to the Original SPA in place of the Exiting Purchaser.
(E)    The Seller intends to sell the Shares and the Purchaser intends to purchase the Shares on the terms and subject to the conditions of this Agreement.

(F)    The Purchaser Guarantor has agreed to guarantee the obligations of the Purchaser in the manner set out in this Agreement (and in accordance with the terms of the Deed of Novation and Amendment).
1.SALE AND PURCHASE
1.1    The Seller shall sell, and transfer (with full title guarantee) and the Purchaser shall purchase, the legal and beneficial title to the Shares free from all Third Party Rights with effect from Closing and with all rights attaching or accruing to them including the right to receive all distributions, any return of capital and dividends declared, paid or made in respect of the Shares on or after Closing. The sale and purchase of the Shares shall be on the terms set out in this Agreement.
1.2    The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all of the Shares is completed simultaneously.
2.    PRICE
2.1    The price for the Shares shall be an amount in Euros equal to € 643,000,000 less an amount in Euros equal to the sum of (i) the Option Holder Payment Amount; and (ii) the Transaction Advisory Fees (if any) (the Price).
2.2    At Closing, the Purchaser shall satisfy its obligation to pay the Price as follows:

(a)	by the payment to the Seller in cash of an aggregate amount in Euros equal to the Price less the Loan Note Amount; and

(b)	by procuring the issuance by the Purchaser Guarantor and delivery to the Seller of the Loan Note.
2.3    Any payment made in satisfaction of a Liability arising under a Seller Obligation or a Purchaser Obligation shall to the extent permissible under applicable Law adjust the Price to the extent of such payment.
2.4    To the extent permitted by applicable Law, any payment by, or on behalf of, the Purchaser of any Crystal Productions Cash Refund after Closing shall increase the Price by an amount equal to the amount so received.
3.    NO LEAKAGE UNDERTAKING
3.1    The Seller warrants and undertakes to the Purchaser that:

(a)	since the Locked Box Accounts Date, there has not been any Leakage; and

(b)	prior to Closing, there will not be any Leakage,
other than Permitted Leakage.
3.2    Subject to clause 3.4, the Seller undertakes to the Purchaser that if there is a breach of any of the warranties or undertakings set out in clause 3.1, it shall, with effect from Closing, promptly pay in cash to the Purchaser on demand a sum equal to the amount of such Leakage.

3.3    The Seller undertakes to notify the Purchaser in writing promptly, and in any event at least two Business Days prior to the Closing Date, of any Leakage or any Permitted Leakage, together with the amount of such Leakage or Permitted Leakage, that has occurred on or prior to the date that is three Business Days prior to the Closing Date.
3.4    The liability of the Seller pursuant to this clause 3 shall terminate on the date falling six (6) months after Closing unless before that date the Purchaser has notified the Seller of a breach of the warranties and undertakings set out in clause 3.1, in which case, in relation to any relevant breaches notified, the Seller shall remain liable until any relevant Claims have been satisfied, settled or withdrawn.
3.5    For the avoidance of doubt, the sole remedy of the Purchaser for a breach by the Seller of the warranties and undertakings set out in clause 3.1 shall be a claim or demand for payment pursuant to clause 3.2.
4.    PRE-CLOSING SELLER UNDERTAKINGS
4.1    Subject to clause 4.2, to the extent permissible under applicable Law, during the Pre-Closing Period, the Seller shall (except as may be approved by the Purchaser), ensure that the business of each Target Company is carried on in compliance with the obligations set out in Schedule 3 and in all material respects only in the ordinary course of business.
4.2    The provisions of clause 4.1 and Schedule 3 shall not prevent or prohibit the Seller or any Target Company from carrying out or undertaking any of the following matters:

(a)	complying with, or otherwise carrying out any action expressly permitted by the terms of, any Transaction Document, including the payment of any Permitted Leakage;

(b)
any matter as may be approved in writing by the Purchaser, such approval not to be unreasonably withheld or delayed, or at the Purchaser’s written request (including providing information to any regulatory body or government agency);

(c)
acquiring any non-performing loan portfolio in the ordinary course of business of the Target Companies, provided that the acquisition price in respect of any individual non-performing loan portfolio does not exceed US$20,000,000 in any one instance and the aggregate price of all such acquired non-performing loan portfolios does not exceed US$100,000,000 (a Permitted Portfolio Acquisition);

(d)	increasing the amount drawn under the Existing Financing Agreement up to a maximum aggregate amount of two billion NOK in connection with making any Permitted Portfolio Acquisition;

(e)	Aktiv Kapital Investment AS making any investments provided that the aggregate value of all investments shall not exceed US$18,500,000; and

(f)	the Subsidiary Rationalisation Process.
5.    CONDITIONS TO CLOSING
5.1    Closing shall be conditional on the following Conditions being fulfilled prior to and remaining fulfilled at Closing or waived in writing in accordance with the terms of this Agreement:

(a)
each Target Company has obtained from DNB Bank ASA (as facility agent) a written waiver of the mandatory prepayment obligations under the Existing Financing Agreements arising in respect of the Proposed Transaction (and such waiver not having been withdrawn or varied) on terms satisfactory to the Purchaser acting reasonably;

(b)
the indirect acquisition by the Purchaser of the entire issued share capital of AK Nordic AB pursuant to this Agreement having been approved (or having been deemed to be approved as a result of the lapse, expiration or termination of the applicable waiting periods, or otherwise) by the Financial Supervisory Authority of Sweden (the SFSA) according to chapter 14 of the Swedish Banking and Financing Business Act (2004:297) on terms which include:

(i)	each of:

(A)	Aktiv Kapital Portfolio AS and, if so required by the SFSA, the Seller and the Seller’s ultimate owners,

(B)	the current members of the board of directors of each of Aktiv Kapital Portfolio AS, Aktiv Kapital AS, AK Portfolio Holding AB and, if so required by the SFSA, the Seller, and

(C)
all other entities and/or individuals being subject to any ownership assessment and/or ownership management assessment requirement(s) regarding their direct or indirect, as applicable, qualified holding of shares in AK Nordic AB, being approved by the SFSA regarding each such person’s direct or indirect, as applicable, qualified holding of shares in AK Nordic AB according to the Swedish Banking and Financing Business Act (2004:297), and

(ii)
no revocation or adverse amendment to the terms of any material licence or authorisation of AK Nordic AB and the imposition of no conditions, penalties or other remedies on any member of the Purchaser Group or any Target Company that could, in the reasonable opinion of the Purchaser, materially and adversely affect the business or operations of the Target Group or the financial benefits, taken as a whole, which the Purchaser reasonably expects to derive from the consummation of the transactions contemplated by this Agreement,

(the Swedish FSA Condition);

(c)
the indirect acquisition by the Purchaser of the entire issued share capital of Aktiv Kapital Portfolio Collection AS having been approved (or having been deemed to be approved as a result of the lapse, expiration or termination of the applicable waiting periods, or otherwise) by the Financial Supervisory Authority of Norway according to section 5 of the Act of 13 May 1988 no.26 on debt collection and other recovery of overdue pecuniary claims (the Norwegian FSA Condition);

(d)
clearance of the Proposed Transaction by the Austrian competition authorities in accordance with the requirements of the Austrian Cartel Act 2005 (sec 11 para 1, 1a and 4; sec 12, 14 and 17) (the Austrian Competition Condition);

(e)	there shall not have occurred and not be continuing any Material Adverse Change;

(f)	the Purchaser shall have obtained the funds necessary to consummate the Proposed Transaction and to pay all related fees and expenses (the Acquisition Financing Condition);

(g)
no order or judgement of any Governmental Entity having been issued or made in the Pre-Closing Period which has the effect of making the sale and purchase of the Shares or any of them unlawful or otherwise prohibiting the Purchaser from acquiring the Shares or any of them on the Closing Date (the General Illegality Condition); and

(h)	no amendment is made to any Management Service Contract.
5.2    The Parties shall, at their own Costs, use reasonable endeavours to ensure, and the Seller will procure that the Target Companies will use reasonable endeavours to ensure, that the Swedish FSA Condition, the Norwegian FSA Condition and the Austrian Competition Condition are fulfilled promptly after the date of this Agreement, including providing to each other such reasonable assistance (including any necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to any relevant Governmental Entity) in connection with the satisfaction of the Swedish FSA Condition, the Norwegian FSA Condition and the Austrian Competition Condition, as any Party may reasonably request.
5.3    The Purchaser shall, at its own Cost, use its reasonable efforts to ensure that the Acquisition Financing Condition is fulfilled promptly after the date of this Agreement, including using its reasonable efforts to:

(a)
negotiate and enter into as promptly as practicable definitive agreements (the Definitive Financing Agreements) with respect to the Acquisition Financing Condition on terms that are acceptable in good faith to the Purchaser;

(b)	comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by the Purchaser in such Definitive Financing Agreements;

(c)	cause the acquisition financing to be consummated at such time or from time to time as is necessary for Purchaser to satisfy its obligations under this Agreement; and

(d)	enforce its rights under the Definitive Financing Agreements, as applicable, provided, however, that, notwithstanding anything to the contrary contained herein, the Purchaser shall not be required to accept any terms or conditions in the Definitive Financing Agreements that are not to the satisfaction of the Purchaser and, to the extent any Definitive Financing Agreements have been entered into, the Purchaser shall have the right to substitute other debt or equity financing for all or any portion of the acquisition financing from the same or alternative financing sources. In the event that all conditions to funding contained in the Definitive Financing Agreements (if they have been entered into) have been satisfied, the Purchaser shall use its reasonable efforts to cause the lenders to fund the acquisition financing on the Closing Date. The Purchaser shall keep the Seller reasonably informed with respect to all material activity concerning the status of the Acquisition Financing Condition, including notifying the Seller promptly (and in any case within three Business Days) after signing of the Definitive Financing Agreements, and shall give the Seller prompt notice of any event or change that the Purchaser determines will materially and adversely affect the ability of the Purchaser to satisfy the Acquisition Financing Condition. The Seller shall cooperate reasonably, and shall cause the

Target Companies to cooperate reasonably, with the Purchaser in connection with the satisfaction of the Acquisition Financing Condition, provided that such cooperation shall not unduly disrupt the conduct or management of the business of the Seller or the Target Companies.
5.4    All Conditions other than the Acquisition Financing Condition and the General Illegality Condition may be waived, in whole or in part, by the Purchaser at its absolute discretion by written notice to the Seller, with or without the consent or agreement of the Seller. The Acquisition Financing Condition and the General Illegality Condition may only be waived, in whole or in part, by agreement in writing of the Seller and the Purchaser.
5.5    Each Party undertakes promptly to disclose in writing to the other anything which will or may prevent any of the Conditions from being satisfied on or prior to the Longstop Date.
5.6    The Seller and the Purchaser shall each notify the other promptly upon becoming aware that any of the Conditions have been fulfilled. The first Business Day on or by which all Conditions have been fulfilled (or waived in accordance with clause 5.4) is the Unconditional Date.
5.7    If the Unconditional Date has not occurred on or before 5.00 p.m. on the Longstop Date and:

(a)
the Acquisition Financing Condition is the only Condition that has not been fulfilled, then the Seller may, at its sole discretion, by written notice to the Purchaser, extend the Longstop Date by a period of up to ten Business Days; and

(b)
the Swedish FSA Condition is the only Condition that has not been fulfilled, then the Purchaser may, at its sole discretion, by written notice to the Seller, extend the Longstop Date by a period of up to ten Business Days,

(such new date being the Extended Longstop Date).
5.8    If the Unconditional Date has not occurred on or before the Longstop Date and:

(a)
the Longstop Date is not extended by the Seller or the Purchaser in accordance with clause 5.7, this Agreement shall automatically terminate (other than the Surviving Provisions) on the date immediately following the fifth Business Day after the Longstop Date; or

(b)
the Longstop Date is extended by the Seller or Purchaser in accordance with clause 5.7, but the Unconditional Date does not occur on or before the Extended Longstop Date, this Agreement shall automatically terminate (other than the Surviving Provisions) on the Business Day immediately following the Extended Longstop Date.

5.9    In addition to and without prejudice to other rights and remedies available, this Agreement may be terminated prior to or at Closing by notice in writing by the Purchaser to the Seller, if:

(a)	the Seller:

(i)
is in breach of any of its obligations under this Agreement or any Transaction Document (including any Warranty given as at the date of this Agreement), or the effect of Closing would be to put the Seller in such breach, and such breach is not capable of remedy or is not actually remedied to the reasonable satisfaction of the Purchaser no later than three Business Days prior to Closing (an Actual Warranty Claim);
(ii) would be in breach of the Warranties if the Warranties were to be (or were deemed to be) repeated at Closing by reference to the facts and circumstances then existing (and as if reference in the Warranties to the date of this Agreement were reference to the date of Closing) and such deemed breach is not capable of remedy or is not actually remedied to the reasonable satisfaction of the Purchaser no later than three Business Days prior to Closing (a Deemed Warranty Claim); or
(iii) would be liable at or after Closing under the Tax Covenant and/or any Seller Indemnity (an Indemnity Claim),
and the aggregate amount for which the Seller could reasonably be expected to be liable in respect of all breaches and payments in clause 5.9(a), if Closing were to take place and all Deemed Warranty Claims were to be treated as Actual Warranty Claims, is equal to or greater than €50,000,000;

(b)	the 2013 Accounts show equity attributable to equity holders at 31 December 2013 of less than € 290,000,000; or

(c)
adjusted EBITDA for the year ended 31 December 2013 calculated by reference to the 2013 Accounts (and on the same basis and using the same methodology as the adjusted EBITDA shown in the Locked Box Accounts) is equal to or less than 90 per cent. of the adjusted EBITDA shown in the Locked Box Accounts.

If this Agreement terminates pursuant to clauses 5.8 or 5.9, neither Party (nor any of its Affiliates) shall have any claim under the Transaction Documents of any nature whatsoever against the other Party (or any of its Affiliates) except in respect of any rights and Liabilities which have accrued before termination or under any of the Surviving Provisions.
6.    CLOSING
6.1    Closing shall take place at such place as the Seller and the Purchaser (each acting reasonably) may agree or, failing such agreement, at the offices of Advokatfirmaet Wiersholm in Oslo on the fifth Business Day after the Unconditional Date.
6.2    At Closing each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party or any of its Affiliates (as the case may be) in Schedule 4.
6.3    If the Seller or the Purchaser, as applicable, fails to comply with any material obligation in Schedule 4, then the other Party shall be entitled (in addition to and without prejudice to other rights and remedies available), by written notice to the Party in default on the date Closing would otherwise have taken place, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred;

(b)	notify the Party in default of a new date for Closing (being not more than ten Business Days after the original date for Closing) in which case the provisions of this clause 6 and Schedule 4 shall apply to Closing as so deferred but on the basis that such deferral may only occur once; or

(c)	terminate this Agreement (other than the Surviving Provisions) by notice in writing to the other Party.
If this Agreement is terminated in accordance with clause 6.3(c), neither Party nor any of its Affiliates shall have any claim under this Agreement of any nature against the other Party or its Affiliates (except in respect of any rights and Liabilities which have accrued before termination or under any of the Surviving Provisions). For the purpose of this clause 6.3 and clause 6.4, a failure to satisfy the obligation set out in paragraph 1(c) of Part A of Schedule 4 shall not be deemed material if the relevant director has previously confirmed in writing that he agrees to resign and intends to resign promptly after Closing and without any claim against any Target Company or any member of the Purchaser Group. All other obligations under Schedule 4 shall be material obligations.
6.4    If in accordance with clause 6.3(b), Closing is deferred and at such deferred Closing a Party fails to comply with its obligations in Schedule 4, then the Purchaser, if the defaulting Party is the Seller, or the Seller, if the defaulting Party is the Purchaser, may by written notice to the other terminate this Agreement (other than the Surviving Provisions) and neither Party nor any of its Affiliates shall have any claim under this Agreement of any nature against the other Party or its Affiliates (except in respect of any rights and Liabilities which have accrued before termination or under any of the Surviving Provisions).
6.5    No later than ten Business Days before Closing, the Seller shall deliver to the Purchaser an accurate and complete calculation of:

(a)	the Option Holder Payments Amount; and

(b)	the Transaction Advisory Fees.
7.    NO RIGHTS OF RESCISSION OR TERMINATION
Other than in accordance with clauses 5.8, 5.9, and 6.3(c), no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any Liability for (or remedy in respect of) fraud or fraudulent misrepresentation.
8.    SELLER WARRANTIES AND INDEMNITIES
8.1    The Seller warrants to the Purchaser that:

(a)	each of the Warranties is true and accurate in all respects and not misleading; and

(b)
at Closing, each of the Fundamental Warranties will be true and accurate in all respects and not misleading by reference to the facts and circumstances then existing as if references in the Fundamental Warranties to the date of this Agreement were references to the date of Closing.

8.2	The Warranties, the Tax Covenant and the Seller Indemnities are given subject to the provisions of this clause 8 and the limitations set out in Schedule 6.

8.3    None of the limitations in this clause 8 or Schedule 6 shall apply to any Claim which arises as a consequence of fraud or fraudulent misrepresentation by any member of the Seller Group or any Seller Related Person.
8.4    Each of the Warranties shall be construed separately and independently. If a there is a breach of a Warranty that is expressed to be qualified by any concept of “materiality” or “material”, then solely for the purposes of calculating the amount of any Loss suffered by the Purchaser arising from such breach (and, for the avoidance of doubt, not for determining whether such breach has actually occurred), the relevant Warranty shall be read as if it were not so qualified.
8.5    The Purchaser acknowledges and agrees that, except as provided under the Warranties, no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller Group or the Target Companies may form the basis of any Claim by the Purchaser or any other member of the Purchaser Group under or in connection with this Agreement or any Transaction Document. In particular, except as provided under the Warranties, the Seller does not make any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser, its Affiliates or to its or their advisors on or before the date of this Agreement (including any documents in the Data Room).
8.6    Except in the case of and as against any individual or entity who has acted fraudulently:

(a)
the Purchaser agrees and undertakes with the Seller (the Seller contracting for itself and on behalf of each individual or entity referred to in this clause 8.6) that neither it nor any other member of the Purchaser Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer, adviser or agent of: (i) any of the Target Companies; or (ii) any member of the Seller Group on whom the Purchaser may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document; and

(b)
the Seller agrees and undertakes with the Purchaser (the Purchaser contracting for itself and on behalf of each individual or entity referred to in this clause 8.6) that neither it nor any other member of the Seller Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer, adviser or agent of (i) any of the Target Companies; or (ii) any member of the Purchaser Group on whom the Seller may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document.

8.7    The Seller agrees and undertakes with the Purchaser (the Purchaser contracting for itself and on behalf of each entity referred to in this clause 8.7) that, save in respect of any rights or claims it or any other member of the Seller Group has under the Transaction Documents (including, for the avoidance of doubt, the Metrogas Loan Agreement), neither it nor any other member of the Seller Group has any rights against, and will waive and shall not make any claim against, any of the Target Companies on whom the Seller may have relied before agreeing to any term of this Agreement or any other Transaction Document.
8.8    Notwithstanding clause 28, the provisions of clauses 8.6 and 8.7 may be relied upon and enforced by each individual or entity for whose benefit it is expressed or intended to be given.

8.9    The Warranties shall continue in full force and effect notwithstanding Closing and shall bind the successors in title of the Seller. Closing shall not in any way constitute a waiver of the Purchaser’s rights under this Agreement or any Claim or potential Claim.
8.10    Any Warranty qualified by reference to the Seller’s knowledge (or similar phrase) shall be deemed to refer to:

(a)	the actual knowledge of the following persons Harald Thorstein, Geir Olsen, Henning Dokset and Dianne Schepers; and

(b)	the knowledge they ought to have had if they had made due and careful enquiry of Tiku Patel, Martin Sjölund, Ingvald Sikveland, Alexander Holzgreve, Jan Husby, Tom Haugerud.
8.11    If in the Pre-Closing Period or at Closing the Seller becomes actually aware:

(a)	that any of the Warranties was untrue or inaccurate or misleading as at the date of this Agreement;

(b)
of any event or circumstance that could reasonably be expected to be deemed to constitute a breach of Warranty if the Warranties were deemed repeated at any time prior to or at Closing by reference to the facts and circumstances then existing as if reference in the Warranties to the date of this Agreement were reference to the date of deemed repetition, or

(c)	of any event or circumstance that could reasonably be expected to give rise to a Seller Indemnity Claim or a Tax Covenant Claim, and, as a result, the Purchaser would be entitled to bring a Claim, Seller Indemnity Claim or Tax Covenant Claim (and, for these purposes only, as if any deemed breach of repeated Warranty under clause 8.11(b) would, subject to the provisions of this clause 8 and Schedule 6, entitle the Purchaser to bring a Claim), the Seller shall promptly notify the Purchaser in writing setting out reasonable details of the matter. Any notification pursuant to this clause 8.11 shall not operate as a disclosure and the Warranties shall not be subject to such notification.
8.12    The Seller undertakes to pay to each member of the Purchaser Group an amount equal to any Loss it may suffer in respect of:

(a)
any failure by Aktiv Kapital Portfolio AS, the Seller, their ultimate owners or any other entity and/or individual being subject to any ownership assessment requirements regarding their indirect qualified holding of shares in AK Nordic AB, to subject themselves to and duly fulfil the ownership assessments as required by the SFSA in connection with their indirect interest in AK Nordic AB, and be approved as owners;

(b)
any current or past officers or directors of Aktiv Kapital Portfolio AS, Aktiv Kapital AS, AK Portfolio Holding AB or any other individuals being subject to any ownership management assessment requirements failing to have been ownership management assessed by the SFSA; and

(c)	the failure by Aktiv Kapital UK Limited to obtain a Consumer Credit 1974 licence or Financial Conduct Authority authorisation for the activity of “debt administration”, as defined in the Section 145(7A) of the Consumer Credit 1974 and Article 39G of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001,
(each a Seller Indemnity).
9.    PURCHASER AND PURCHASER GUARANTOR WARRANTIES
9.1    The Purchaser warrants to the Seller that each of the warranties set out in Schedule 7 is true and accurate in all respects and not misleading as at the date of this Agreement, save for the warranty set out in paragraph 2 of Schedule 7 which shall be true and accurate in all respects and not misleading as at 5 May 2014, and as at the date of Closing by reference to the facts and circumstances then existing as if references to the date of this Agreement were references to the date of Closing.
9.2    The Purchaser Guarantor warrants to the Seller that each of the warranties set out in Schedule 7 is true and accurate in all respects and not misleading as at the date of this Agreement and as at the date of Closing by reference to the facts and circumstances then existing as if references to the date of this Agreement were references to the date of Closing and, in each case, as if references in those warranties to the “Purchaser” were references to the “Purchaser Guarantor”.
10.    PURCHASER GUARANTEE
10.1    Subject to the terms of this Agreement, in consideration of the Seller entering into this Agreement, the Purchaser Guarantor unconditionally and irrevocably guarantees to the Seller as a continuing obligation that the Purchaser will comply properly and punctually with its obligations under this Agreement and each of the other Transaction Documents (the Purchaser’s Guaranteed Obligations) and promises to pay on demand to the Seller each sum which the Purchaser is liable to pay under this Agreement or any other Transaction Document but fails to pay when due.
10.2    The Purchaser Guarantor’s liability under clause 10.1 above shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or their terms, unless agreed in writing between the Parties;

(b)	any release of, or granting of time or other indulgence to, the Purchaser or any third party;

(c)
any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting the Purchaser (or any act taken by the Seller in relation to any such event); or

(d)
any other act, event, neglect or omission (whether or not known to the Purchaser, the Seller or the Purchaser Guarantor) which would or might (but for this clause) operate to impair or discharge the Purchaser Guarantor’s liability or afford the Purchaser Guarantor or the Purchaser any legal or equitable defence;

except, with respect to clauses 10.2(a), 10.2(b) and 10.2(d) only (and not, for the avoidance of doubt, clause 10.2(c)), to the same extent that such clauses would discharge or impair the Purchaser’s liability or afford the Purchaser any legal or equitable defence.

10.3    In consideration of the Seller entering into this Agreement, as a separate, additional continuing and primary obligation, the Purchaser Guarantor undertakes to indemnify the Seller and each of its Affiliates against any Costs or Losses suffered or incurred by any of them as a result of the Purchaser’s failure to comply properly and punctually with its obligations under this Agreement or any Transaction Document (provided that the Purchaser Guarantor shall not, pursuant to this clause 10.3, be required to pay to the Seller any amount in excess of what the Purchaser would be required to pay to the Seller as a result of such failure).
11.    CONDUCT OF THIRD PARTY CLAIMS
11.1    If the Purchaser becomes aware that any claim in writing by a third party might reasonably be expected to result in a Non-Tax Claim or a Seller Indemnity Claim being made by the Purchaser (a Third Party Claim), the Purchaser shall, subject to the Purchaser being indemnified to the Purchaser’s reasonable satisfaction by the Seller against any Costs:

(a)	give notice of the Third Party Claim to the Seller and ensure that the Seller and its representatives are given all reasonable information and facilities to investigate it;

(b)
not (and shall ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without the prior written approval of the Seller (not to be unreasonably withheld or delayed);

(c)	keep the Seller informed as to the progress of, and consult regularly with the Seller in relation to the conduct of, the Third Party Claim;

(d)	use its reasonable efforts to mitigate any Liability of the Seller in respect of the Third Party Claim;

(e)
provide such information and assistance as the Seller may reasonably request in connection with the preparation or progress of any action in respect of the Third Party Claim as described in clause 11.1(f) below;

(f)
save in respect of any Third Party Claim made by any Governmental Entity and subject to the Purchaser, and each relevant member of the Purchaser Group, being indemnified to the Purchaser’s reasonable satisfaction by the Seller against any Losses suffered or incurred by them as a result of the Third Party Claim or compliance with the provisions of this clause 11.1(f) (including any Losses arising from or in connection with the relevant Non-Tax Claim), ensure that each member of the Purchaser Group shall:

(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim; and
(ii)allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim, so long as the Seller (A) keeps the Purchaser reasonably informed of the developments in respect of such Third Party Claim; and (B) enables the Purchaser (at its own Cost) to participate in any such proceedings or negotiations.

11.2    Nothing in clause 11.1 will require the Purchaser or any member of the Purchaser Group to take any action or omission that might reasonably be expected to result in:

(a)	the loss of any legal privilege;

(b)	the loss of, or any material adverse amendment to, any approval or authorisation of a Governmental Entity which is material to the business of the relevant member of the Purchaser Group;

(c)	prejudices the ability of the Purchaser to bring a claim against the Seller;

(d)	any award of punitive damages against the Purchaser or any other member of the Purchaser Group; or

(e)	in the reasonable opinion of the Purchaser, any effect which is materially prejudicial to the goodwill of the business of any Target Company.
12.    BUSINESS PROTECTION UNDERTAKINGS
12.1    The Seller undertakes with the Purchaser and the Target Companies that it shall not, and shall procure that no other member of the Seller Group nor any Seller Related Party shall, directly or indirectly:

(a)	for a period of three years after the Closing Date, carry on, be engaged in or be economically interested, in any Competing Business in the Protected Territories; and/or

(b)
in the Pre‑Closing Period and for a period of 3 years after the Closing Date, induce or seek to induce any Key Manager to become employed (whether as employee, consultant or otherwise) by any member of the Seller Group or any Seller Related Party, whether or not such Key Manager would thereby commit a breach of his contract of service.

12.2    Nothing in this clause 12 shall prevent, after Closing, any member of the Seller Group or any Seller Related Party from:

(a)
owning securities, shares or similar interests in any company or partnership that do not exceed 5 per cent. in nominal value of the securities, shares or similar interests of that company or partnership or otherwise grant (directly or indirectly) management functions or any material influence in that company or partnership beyond that of other holders of similar securities; or

(b)	performing its obligations under the Transaction Documents and/or under any other agreement which it may enter into with a member of the Purchaser Group.
12.3    The Seller agrees and acknowledges that if there is a breach of any of the undertakings in clause 12.1, the remedies which may be otherwise available to the Purchaser may be inadequate to fully compensate the Company for any Loss caused by such breach of undertaking and, therefore, the Seller agrees that, in addition to any other rights or remedies that the Purchaser may have under any applicable Law, the Purchaser shall be entitled to seek injunctive relief in respect of any breach by the Seller of clause 12.1.
12.4    The Seller agrees and acknowledges that the restrictions contained in this clause 12 are fair and reasonable and necessary to assure to the Purchaser the full value and benefit of the business, goodwill and Intellectual Property Rights of the Target Companies. Accordingly, if one or more such undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings shall continue to bind the Seller.
13.    TAX
13.1    The provisions of Schedule 8 shall apply in relation to Taxation.
13.2    Part A, Part C and Part D of Schedule 8 shall come into effect on the date of this Agreement.
13.3    Part B of Schedule 8 shall come into effect on the Closing Date.
14.    INFORMATION, RECORDS AND ASSISTANCE POST-CLOSING
14.1    For five years following the Closing Date:

(a)
each member of the Purchaser Group shall provide the Seller (at the Seller’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records that continue to be held by it after Closing to the extent that they relate to the Target Companies and to the period up to Closing (the Purchaser Records) but only for the purposes of the preparation or settlement of any Tax return or regulatory filing by the Seller (or any member of the Seller Group); and

(b)
each member of the Seller Group shall provide the Purchaser (at the Purchaser’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records that continue to be held by it after Closing to the extent that they relate to the Target Companies (the Seller Records) but only for the purposes of the preparation or settlement of any Tax return or regulatory filing by the Purchaser (or any member of the Purchaser Group).

These obligations are subject to the provisions of clause 18.
14.2    For ten years following the Closing Date in respect of the Norwegian Tax Resident Companies and, in respect of the other Target Companies, for five years following the Closing Date or, if later, the date that is three months after the expiry of any relevant statute of limitations applicable to any Tax Claim in respect of such Target Companies:

(a)
no member of the Purchaser Group shall dispose of, or destroy any of, the Purchaser Records which the Purchaser (having made reasonable enquiry of the Seller) is aware will be necessary for the preparation or settlement of any Tax return or regulatory filing by the Seller (or any member of the Seller Group) without first giving the Seller at least two months’ notice of its intention to do so and giving the Seller a reasonable opportunity to remove and retain (or, if appropriate, take a copy of) any of them (at the Seller’s expense); and

(b)
no member of the Seller Group shall dispose of or destroy any of the Seller Records which the Seller (having made reasonable enquiry of the Purchaser) is aware will be necessary for the preparation or settlement of any Tax return or regulatory filing by the Purchaser (or any member of the Purchaser Group) without first giving the Purchaser at least two months’ notice of its intention to do so and giving the Purchaser a reasonable opportunity to remove and retain (or, if appropriate, take a copy of) any of such records (at the Purchaser’s expense).
14.3    Subject to the provisions of Schedule 8, following the Closing Date and only in respect of third party claims that are not likely to give rise to a Claim under this Agreement:

(a)
subject to the Seller first agreeing to indemnify the Purchaser and all members of the Purchaser Group against any Costs suffered or incurred by any of them as a result of the Purchaser’s fulfilment of its obligations under this clause 14.3(a) and the Purchaser being satisfied (acting reasonably) that the Seller will have the necessary funds to make good on that indemnity, each member of the Purchaser Group shall (at the Seller’s expense) give such assistance to any member of the Seller Group as the Seller may reasonably request in relation to any third party proceedings by or against any member of the Seller Group so far as they relate to the Target Companies, including proceedings relating to employees’ claims or Taxation;

(b)
subject to the Purchaser Guarantor first agreeing to indemnify the Seller and all members of the Seller Group against any Costs suffered or incurred by any of them as a result of the Seller’s fulfilment of its obligations under this clause 14.3(b) and the Seller being satisfied (acting reasonably) that the Purchaser Guarantor will have the necessary funds to make good on that indemnity, each member of the Seller Group shall (at the Purchaser’s expense) give such assistance to any member of the Purchaser Group as the Purchaser may reasonably request in relation to any third party proceedings by or against any member of the Purchaser Group so far as they relate to the Target Companies, including proceedings relating to employees’ claims or Taxation;

(c)	the Seller shall promptly give to the Purchaser all written notices, correspondence, information or inquiries received by it in relation to the Target Companies; and

(d)
the Purchaser shall promptly give to the Seller all written notices, correspondence, information or inquiries received by in relation to any business of the Seller Group not comprised within the Target Companies.

15.    PAYMENTS
15.1    Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made to the Seller’s Bank Account. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled.
15.2    Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.
15.3    Payments under clauses 15.1 and 15.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
15.4    If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from, but excluding, the due date to, and including, the date of actual payment calculated on a daily basis.

16.    COSTS
16.1    Except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own Costs and charges incurred in connection with the Proposed Transaction.
16.2    The Purchaser and the Seller shall each bear 50 per cent. of all transfer, stamp, stamp duty land, conveyance, recording, registration, documentary, transaction or filing tax, notarisation fees and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of the transfer of the Shares to the Purchaser under this Agreement.
17.    ANNOUNCEMENTS
17.1    Notwithstanding clause 18, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any communication to shareholders in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).
17.2    The restriction in clause 17.1 shall not apply to the extent that the announcement or communication to shareholders is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the Party making the announcement or issuing the communication to shareholders shall use all reasonable endeavours to consult with the other Party in advance as to its form, content and the timing of issue.
18.    CONFIDENTIALITY
18.1    For the purposes of this clause 18:

(a)	Confidential Information means:

(i)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents;
(ii)(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, before Closing, any of the Target Companies; and
(iii)(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, any of the Target Companies, and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the Party has determined from information it has received including any forecasts or projections; and

(b)	Representatives means, in relation to a Party, its Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or of its Affiliates.

18.2    Each of the Seller and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except: (i) as this clause 18 permits; or (ii) as the other Party approves in writing.
18.3    Clause 18.2 shall not prevent disclosure by a Party or any of its Representatives to the extent it can demonstrate that:

(a)
disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body having applicable jurisdiction or is reasonably necessary in connection with dealings with any Tax Authority having applicable jurisdiction (provided, in each case, that the disclosing Party shall to the extent legally permissible first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party);

(b)
disclosure is of Confidential Information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received or held;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives);

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document);

(e)	the other Party has given prior written consent to the disclosure; or

(f)	disclosure is reasonably necessary in order to manage the Tax affairs of the Seller, any member of the Seller Group, the Purchaser or any member of the Purchaser Group.
18.4    Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information as permitted by this clause 18 if it is reasonably required and, in the case of disclosures under clause 18.3, only if the recipient is informed of the confidential nature of the Confidential Information and is subject to an obligation to keep confidential (which can include an obligation which arises or operates as a matter of applicable Law, practice or otherwise) any information so disclosed.
18.5    If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:

(a)
return to the Seller all written documents and other materials relating to the Seller, any Target Company or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.

19.    ASSIGNMENT
19.1    Except as provided in this clause 19 or unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 19 shall be void.
19.2    Any member of the Purchaser Group may without requiring the Seller’s consent assign (in whole or in part) any of its rights under the Transaction Documents (including the benefit of the Warranties, the Tax Covenant and the Seller Indemnities):

(a)	to any bank(s) and/or any financial institution lending money or making financing available to the Purchaser in connection with the Proposed Transaction;

(b)
on or before Closing to any subsidiary (directly or indirectly) wholly owned by the Purchaser Guarantor which has been newly incorporated in an EEA jurisdiction for the purposes of the Proposed Transaction provided that the assignee shall assume in writing the Purchaser’s obligations to the Seller hereunder and neither the Purchaser nor the Purchaser Guarantor shall be released from any of their respective obligations hereunder by reason of such assignment; and

(c)	thereafter:

(i)	to any other member of the Purchaser Group which is the legal and beneficial owner from time to time of any or all of the Shares as if it were the Purchaser under this Agreement; or
(ii) to Aktiv Kapital AS in accordance with the amendment agreement in the Agreed Form in respect of the Metrogas Loan Agreement.
If an assignment takes place in accordance with clauses 19.2(b) or 19.2(c), the Purchaser shall ensure that it is a term of such assignment that before any such assignee subsequently ceases to be a member of the Purchaser Group it shall re-assign that benefit to the Purchaser or to another continuing member of the Purchaser Group.
19.3    Subject to paragraph 1.6 of Part C of Schedule 8, if an assignment is made in accordance with this clause 19, the Liabilities of the members of the Seller Group to the Purchaser Group, or the Purchaser Group to the Seller Group, as applicable, under this Agreement shall be no greater than such Liabilities would have been if the assignment had not occurred.
20.    FURTHER ASSURANCES
20.1    Each of the Seller and the Purchaser shall, from the Closing Date, perform, or procure the performance of, all further acts and things and execute, or procure the execution of, such further documents as may be required by law or be necessary to implement and give effect to the Transaction Documents.
20.2    Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under the Transaction Documents that are expressed to apply to any such Affiliates.

21.    NOTICES
21.1    Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, e-mail, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.
21.2    The addresses and fax numbers of the Parties for the purpose of clause 21.1 are:

Seller
For the attention of:	Address:	Fax / E-mail:
Geveran Trading Co. Limited
Harald Thorstein	Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY-4103 Limassol, Cyprus	+357 25 323770 / seatank@seatankers.com.cy
With a copy to:
For the attention of:	Address:	Fax / Email:
Erling Lind	Advokatfirmaet Wiersholm AS	+ 47 21021010 / el@wiersholm.no
Ruseløkkveien 26 P.O. Box 1400 Vika NO-0115 Oslo Norway
Purchaser
For the attention of:	Address:	Fax: (to be notified)
Judith Scott, General Counsel	120 Corporate Boulevard Norfolk VA 23502 United States of America	E-mail: (to be notified)

Purchaser Guarantor
For the attention of:	Address:	Fax: (to be notified)
Judith Scott, General Counsel	120 Corporate Boulevard Norfolk VA 23502 United States of America	E-mail: (to be notified)

22.    CONFLICT WITH OTHER AGREEMENTS
If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the Parties and as between any members of the Seller Group and any members of the Purchaser Group) unless: (i) such other agreement expressly states that it overrides this Agreement in the relevant respect; and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.
23.    WHOLE AGREEMENT
This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:

(a)
no Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other Party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)
any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)
the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document and/or a claim under any indemnity, undertaking or covenant in this Agreement or the relevant Transaction Document; and

(d)
except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other Party (or its respective Connected Persons) in relation to the Proposed Transaction, provided that this clause shall not exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation. Each Party agrees to the terms of this clause 23 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a Party) the officers, employees, agents and advisers of that party or any of its Affiliates.
24.    WAIVERS, RIGHTS AND REMEDIES
Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

25.    COUNTERPARTS
This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e‑mail attachment or telecopy shall be an effective mode of delivery.
26.    VARIATIONS
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.
27.    INVALIDITY
Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable under the law of any jurisdiction, the Parties shall use all reasonable endeavours to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
28.    THIRD PARTY ENFORCEMENT RIGHTS
28.1    The persons referred to in clause 8.8 and the Connected Persons specified in clause 23 shall have the right to enforce the relevant terms of clause 8 and clause 23, respectively, by reason of the Contracts (Rights of Third Parties) Act 1999. This right is subject to: (i) the rights of the Parties to amend or vary this Agreement without the consent of any person referred to in clause 8.8 or any Connected Person; and (ii) the other terms and conditions of this Agreement.
28.2    Except as provided in clause 28.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
28.3    Save in respect of rights or claims against any member of the Purchaser Group or any Target Company, neither the Seller nor any other member of the Seller Group nor any Seller Related Party shall have any rights or claims, or will support any claim, against any financing source or lender (or any related person thereof) to the Purchaser in connection with this Agreement, including the Acquisition Financing Condition, or the transactions contemplated hereby or thereby, whether at law or in equity, in contract, in tort or otherwise.
29.    GOVERNING LAW AND JURISDICTION
29.1    The parties agree that all matters related to the interpretation of the defined term Material Adverse Change (including the occurrence of a Material Adverse Change hereunder, but not, for the avoidance of doubt, any matter related to any other materiality or similar qualifier, which shall be governed by English law in accordance with the following sentence) shall be governed by, and interpreted in accordance with, the law of the State of Delaware, United States. Except as provided in the immediately preceding sentence, this Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

29.2    The English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Agreement (including claims for set-off and counterclaims), including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (ii) any non-contractual obligations arising out of or in connection with this Agreement. For such purposes each Party irrevocably submits to the jurisdiction of the English courts, waives any objections to the jurisdiction of those courts and irrevocably agrees that a judgment or order of the English courts in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
29.3    The Seller shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Frontline Corporate Services Limited (London) of 13th Floor, One America Square, 17 Crosswell, London EC3N 2LB and any claim form, judgment or other notice of legal process shall be sufficiently served on the Seller if delivered to such agent at its address for the time being. The Seller irrevocably undertakes not to revoke the authority of this agent and if the Purchaser, acting reasonably, requests the Seller to do so it shall promptly appoint another such agent with an address in England and advise the Purchaser. If, following such a request, the Seller fails to appoint another agent, the Purchaser shall be entitled to appoint one on behalf of the Seller at the Seller’s expense.
29.4    The Purchaser shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Portfolio Recovery Associates UK Ltd of 58 Portland Street, Kilmarnock, KA1 1JG and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser if delivered to such agent at its address for the time being. The Purchaser irrevocably undertakes not to revoke the authority of this agent and if the Seller, acting reasonably, requests the Purchaser to do so it shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Purchaser fails to appoint another agent, the Seller shall be entitled to appoint one on behalf of the Purchaser at the Purchaser’s expense.
30.    AMENDMENT AND RESTATEMENT
30.1    This amended and restated agreement (this Agreement) amends and restates the Original SPA in relation to the sale and purchase of the Shares. The rights and obligations of the Seller, the Purchaser and the Seller Guarantor under this Agreement shall be as if the Original SPA was in this form when originally entered into.
30.2    For the avoidance of doubt, but without limitation, the Warranties as set out in this Agreement shall be treated as having been given in the terms set out in this Agreement in relation to the Target Companies and the Shares as at the date of the Original SPA.

Schedule 1

PERMITTED LEAKAGE

1.    Any payment of interest only by Aktiv Kapital Investment AS to Metrogas Holdings Inc. under the Metrogas Loan Agreement.
2.    Any payment (including any VAT, if applicable) by the Company to Seadrill Management Ltd of rent pursuant to the lease for office space at Building 11, Chiswick Park, 566 Chiswick High Road, London, England W4 5YS effective from 1 July 2013 between the Company and Seadrill Management Ltd.
3.    Any payment (including any VAT, if applicable) of the Transaction Advisory Fees up to an aggregate maximum amount of € 2,000,000.
4.    Entering into, and payments of amounts under, the Option Termination Agreements.
5.    Any other items agreed in writing by the Purchaser from time to time to be Permitted Leakages.

SCHEDULE 2

LOCKED BOX ACCOUNTS
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in NOK thousand)	Notes	31 Dec 2013	31 Dec 2012
Assets
Non-current assets
Tangible assets		15,822	15,382
Intangible assets		78,792	72,887
Loans and receivables		4,831,976	3,688,056
Deferred tax assets		-	-
Other financial assets		113,384	56,034
Total non-current assets		5,039,974	3,832,359

Current assets
Trade and other receivables		220,209	158,957
Prepayments		10,169	7,956
Cash and short-term deposits		262,766	225,929
Total current assets		493,144	392,842

Total assets		5,533,118	4,225,201

Equity and liabilities
Equity
Share capital		4,505	4,505
Treasury shares		-	-
Share premium fund		-	-
Other paid in capital		4,800	3,367
Foreign currency translation reserve		9,857	-168,239
Available-for-sale reserve		12,855	5,160
Net investment hedge reserve		-11,342	-1,741
Retained earnings		2,637,722	1,923,200
Total equity attributable to equity holders of the parent		2,658,397	1,766,253

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings		1,910,816	1,323,555
Pension liabilities		1,856	4,060
Deferred tax liabilities		25,279	116,468
Total non-current liabilities		1,937,951	1,444,084

Current liabilities
Multicurrency credit facility and junior facility		-	-
Overdraft facility		-	120,606
Interest-bearing loans and borrowings		528,154	529,122
Interest-bearing deposits		208,699	107,859
Trade and other payables		92,022	112,526
Current income tax liabilities		31,901	43,251

(all amounts in NOK thousand)	Notes	31 Dec 2013	31 Dec 2012
Dividends payable		-	-
Other current liabilities		75,995	101,501
Total current liabilities		936,771	1,014,865

Total liabilities		2,874,721	2,458,949

Total equity and liabilities		5,533,118	4,225,201

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in NOK thousand)	Notes	Year 2013	Year 2012

Interest income on portfolios		1,236,322	1,101,889
Other operating revenue		156,989	25,736
Total operating revenue		1,393,310	1,127,625
Change in portfolio collection estimates		49,289	18,743	B
Net operating revenue		1,442,599	1,146,368
Payroll expenses		-249,791	-223,530
Depreciation and amortisation of assets		-12,867	-18,717	C
Other operating expenses		-346,094	-321,806
Total operating expenses		-608,752	-564,053
Operating profit		833,847	582,315	A
Interest and other financial income/(-)expense		-106,865	-122,479
Foreign exchange gain/(-)loss		52,127	-3,424
Net financial items		-54,737	-125,904
Profit before tax		779,109	456,411
Income tax income/(-)expense		34,418	-153,104
Profit after tax for the period		813,527	303,307

Other comprehensive income, net of tax
Exchange differences on translation of foreign operations		177,984	-57,440
Net change in fair value of available-for-sale financial assets		7,694	4,101
Net gain/(-)loss on hedge of net investment in foreign operations		-9,601	3,960

Total comprehensive income for the period, net of tax		989,605	253,929

Profit attributable to
Equity holders of the parent		813,527	303,307

Total comprehensive income attributable to
Equity holders of the parent		989,605	253,929

Earnings per share in NOK
- basic		18.06	6.73
- diluted		17.46	6.58

EBITDA
Amortisation on portfolios		-631,272	-532,633	D
Adjusted EBITDA (A-B-C-D)		1,428,698	1,114,921

SCHEDULE 3

CONDUCT OF THE TARGET COMPANIES PRE CLOSING

1.    From the date of this Agreement until Closing, the Seller shall, to the extent permissible under applicable Law, ensure that:

(a)	the Purchaser is kept reasonably informed of the business and affairs of the Target Companies;

(b)
reasonable advance notice is given to the Purchaser of any meeting of the board of directors of the Company and that, subject to the Purchaser providing to the Company a confidentiality undertaking (in form reasonably acceptable to the Company), an appropriate representative of the Purchaser (who is acceptable to the Seller, acting reasonably) is permitted to attend any such meeting save for any part of such meeting which the Company reasonably considers to address matters of a commercially sensitive nature (including any potential acquisition by a Target Company in which any member of the Purchaser Group may be interested) or which may give rise to any conflict of interest;

(c)	each Target Company maintains and complies in all material respects with all licences, consents, permits and authorities necessary for the carrying on of its business;

(d)	no Target Company makes any material change to the nature and scope of its business as carried on immediately before the date of this Agreement;

(e)
each Target Company manages its business in all material respects in accordance with its current policies and practices in a manner consistent with its past practice immediately before the date of this Agreement;

(f)
no Target Company disposes, creates, allots, issues, acquires, reduces, repays or redeems any of its share or loan capital or other securities (except, with the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed, to another Target Company);

(g)	no Target Company declares, pays or makes a dividend or distribution (whether in cash, stock or in kind) to any person who is not a Target Company;

(h)	no Target Company acquires or disposes of (including the creation of Third Party Rights over) any assets with a value in excess of NOK 5,000,000 individually or NOK 10,000,000 in aggregate;

(i)	no Target Company incurs any capital expenditure in excess of NOK 5,000,000 in any individual case or NOK 10,000,000 in the aggregate;

(j)	no Target Company incurs or assumes, or agrees to incur or assume, any Liability (whether contingent or actual) with a value in excess of NOK 5,000,000 individually or NOK 10,000,000 in aggregate;

(k)	it shall not, and shall procure that no Target Company shall, change any rights attaching to, create any options over, grant any rights to acquire, transfer or approve any transfer of, or create any Third Party Right over, any shares in any Target Company (except to another Target Company);

(l)
all transactions between any Target Company and any member of the Seller Group take place substantially in a manner and on terms substantially consistent with previous practice in the 12 month period prior to the date of this Agreement;

(m)
no Target Company makes changes (other than those required by law) in terms of employment (including pension fund commitments), in circumstances which are likely to increase in aggregate the total staff costs of each Target Company by more than 7.5 per cent. per annum in the aggregate;

(n)	no amendments are made to any Existing Financing Arrangements or other indebtedness or borrowing arrangements of the Target Companies;

(o)	no Target Company enters into or creates any lending or borrowing arrangements or debts with any member of the Seller Group or any Affiliate of the Seller (excluding any Target Company);

(p)
no Target Company starts any litigation or arbitration or other legal proceedings which would not reasonably be expected to be settled for less than NOK 1,000,000 (other than for the collection of debts (including any put-back to vendors) in the ordinary course of business) without the consent of the Purchaser (not to be unreasonably withheld);

(q)
no Target Company enters into any contract or commitment (i) with a value exceeding NOK 1,000,000 in any one instance; or (ii) which by its terms is capable of lasting more than 18 months after the date on which it is entered into or undertaken or cannot be terminated on less than 18 months’ notice;

(r)	no Target Company compromise or settles any litigation with a value exceeding NOK 1,000,000 in any one instance;

(s)
the debt collection operations of the Target Companies are carried out in a manner materially consistent with the manner in which they were carried out in the 24 month period prior to the date of this Agreement;

(t)	no Target Company gives any guarantee, indemnity or other agreement to secure an obligation of a third party (excluding, for the avoidance of doubt, another Target Company);

(u)
unless such alteration, amendment or variation is required by law or applicable accounting requirements, no alteration, amendment or variation is made to the accounting policies of the Target Companies;

(v)
no Target Company makes changes (other than those required by law) to any arrangements under or in connection with which benefits are payable on death, leaving employment or retirement for or in respect of any of the Key Managers;

(w)
other than any non-material amendments made in connection with the Target Companies’ policy to standardise the terms of employment of the Employees or in connection with any annual salary increase in the ordinary course of business, no Target Company amends the terms of employment of any Employee of a Target Company whose basic annual salary is in excess of € 100,000;

(x)	no change is made to any Management Service Contract;

(y)	no Key Manager is given notice of termination of employment or is dismissed (other than for cause);

(z)	no Target Company enters into any agreement with trade unions or work councils without the prior written consent of the Purchaser (not to be unreasonably withheld);

(aa)	no Target Company enters into any agreement, contract, obligation or arrangement (conditional or otherwise) to do any of the foregoing; and

(bb)
no member of the Seller Group nor any Target Company will make any formal admission to, or settlement with, any Tax Authority in relation to any matter or instance that would or may give rise to a Tax Claim of an amount in excess of NOK 1,000,000.

2.    Each of the sub-paragraphs in this Schedule is a separate undertaking and shall not be restricted in its extent or application by any other such paragraphs.

SCHEDULE 4

CLOSING ARRANGEMENTS
Part A    : Seller Obligations
1.    At Closing, the Seller shall deliver or ensure that there is delivered to the Purchaser (or made available to the Purchaser’s reasonable satisfaction):

(a)
a copy (certified by a duly appointed officer as true and correct) of a resolution of the board of directors of the Seller authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(b)
documentary evidence from its account operator (Norwegian: “kontofører”) in the Norwegian Central Securities Depository (Norwegian: “VPS”) that the Shares have been irrevocably transferred to the Purchaser’s VPS Account;

(c)	(in respect of each Target Company) the resignation of each director and auditor of that Target Company as may be notified by the Purchaser not later than five Business Days prior to Closing;

(d)	copies (certified by a duly appointed officer as true and correct) of the Option Termination Agreements in a form reasonably acceptable to the Purchaser;

(e)
the amendment agreement in the Agreed Form in respect of the Metrogas Loan Agreement and the Crystal Productions Dispute Letter, in each case duly executed by all parties thereto other than the Purchaser and the Purchaser Guarantor; and

(f)
a copy (certified by a duly appointed officer as true and correct) of minutes of a meeting of the board of directors of the Company resolving to call an extraordinary general meeting of the Company for the purposes of electing a new board of directors, such extraordinary general meeting to be convened immediately following Closing.

Part B    : Purchaser Obligations
1.    At Closing, the Purchaser shall:

(a)
deliver (or ensure that there is delivered to the Seller) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board or, as applicable, supervisory board of directors of the Purchaser (or, if required by the law of its jurisdiction or its articles of association, by-laws or equivalent constitutional documents, of its shareholders) authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(b)
deliver (or ensure that there is delivered to the Seller) a copy of a resolution (certified by a duly appointed officer as true and correct) of the board or, as applicable, supervisory board of directors of the Purchaser Guarantor (or, if required by the law of its jurisdiction or its articles of association, by-laws or equivalent constitutional documents, of shareholders) authorising the execution of and the performance by the relevant company of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(c)
deliver (or ensure that there is delivered to the Seller) a legal opinion issued by legal counsel to the Purchaser Guarantor as to the laws of Delaware as to the capacity and authority of the Purchaser Guarantor to issue the Loan Note, in a form reasonably satisfactory to the Seller;

(d)
deliver, and shall procure the delivery by the Purchaser Guarantor of, the amendment agreement in the Agreed Form in respect of the Metrogas Loan Agreement and the Crystal Productions Dispute Letter, in each case duly executed by the Purchaser and the Purchaser Guarantor;

(e)	pay to the Seller the Price in accordance with clauses 2.1, 2.2, 15.1 and 15.3; and

(f)	procure that the Loan Note is issued by the Purchaser Guarantor and delivered to the Seller in accordance with clauses 2.1 and 2.2.
2.    On Closing, or as soon as practicable thereafter, the Purchaser shall procure that the Target Companies satisfy their obligations to pay any amounts due to the Option Holders under the Option Termination Agreements (to the extent that such obligations have not been satisfied prior to Closing).
Part C    : General
1.    At or before Closing, the Seller and the Purchaser shall execute and deliver to each other (or procure that their relevant Affiliates shall execute and deliver) the Disclosure Letter.
2.     If any document listed in this Schedule 4 is required to be notarised, the Parties shall execute such document at a location notified by the Seller to the Purchaser at least four Business Days before Closing where a notary with the required qualification will be present.
3.    All documents and items delivered at Closing pursuant to this Schedule 4 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and all items required to be delivered at Closing (or waiver of the delivery of it by the person entitled to receive the relevant document or item); and

(b)	receipt of an electronic funds transfer to the Seller’s Bank Account in immediately available funds of the Price, the documents and items delivered in accordance with this Schedule 4 shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

SCHEDULE 5

SELLER WARRANTIES
Part A    : General/Commercial
1.    THE SELLER GROUP AND THE SHARES
1.1    Authorisations, valid obligations, filings and consents.

(a)
The Seller has the requisite power and authority to enter into and perform this Agreement and the Transaction Documents and has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement.

(b)
Entry into and performance by the Seller of this Agreement and/or any Transaction Document will not: (i) breach any provision of its Constitutional Documents; (ii) (subject to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority; or (iii) breach any provision of any agreement or arrangement by which the Seller is bound.

(c)	This Agreement and the Transaction Documents will, when executed, constitute valid and binding obligations of the Seller.
1.2    The Seller Group, the Shares and the Target Companies.

(a)
Each of the Seller and the Target Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. Each of the Target Companies has full power under its Constitutional Documents to conduct its business as conducted at the date of this Agreement.

(b)
The Shares constitute the whole of the issued share capital of the Company and have been properly issued. All the Shares are or are deemed to be fully paid and the Seller is or will at Closing be: (i) the sole legal and beneficial owner of the Shares free from all Third Party Rights; and (ii) entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

(c)
No person has the right (exercisable now or in the future and whether contingent or not) to call for the issue or transfer of any share or loan capital in any Target Company under any option or other agreement or otherwise howsoever.

(d)
There is no litigation, arbitration, prosecution, contentious administrative or other legal proceedings or dispute in existence or threatened in writing in respect of the Shares or the shares in any Target Company and there are no facts which might reasonably be expected to give rise to any such proceedings or any such dispute.

(e)
The information on the Target Companies set out in Schedule 9 is true and accurate. All the issued shares in each Subsidiary are properly issued and legally and beneficially held by Target Companies free of Third Party Rights except as set out in Schedule 9.

(f)
No Target Company owns any shares in any undertaking (other than another Target Company) and no Target Company is a member of any partnership or joint venture or other unincorporated association and no Target Company has agreed to do or become any of the above.

(g)	The copy of the Constitutional Documents of each Target Company in the Data Room is true, complete and up to date.

(h)	AKNRM de Mexico S.A. DE C.V., (i) is a non‑trading subsidiary of a Target Companies; and (ii) has no material assets or liabilities.
2.    FINANCIAL MATTERS
2.1    The Locked Box Accounts. The Locked Box Accounts have been prepared in good faith and with all due care and attention in accordance with IFRS and the accounting policies, principles, estimation techniques, measurement bases, practices and procedures used in preparing the Last Accounts (in each case applied on a consistent basis) and fairly present the state of affairs and financial position, profits, losses, assets and liabilities of the Target Companies as at the Locked Box Accounts Date and the results thereof for the financial year ended on the Locked Box Accounts Date, provided that this Warranty shall not apply in respect of deferred tax in the Locked Box Accounts.
2.2    Position since Locked Box Accounts Date. Since the Locked Box Accounts Date:

(a)
the Target Companies have carried on their business in all material respects in the ordinary and usual course of business as such business was carried on in the 12 month period immediately before the Locked Box Accounts Date so as to maintain the same as a going concern and without any material interruption or alteration to the nature or manner of the business of the Target Companies;

(b)	no Target Company has declared, authorised, paid or made any dividend or other distribution, nor has any Target Company reduced its paid-up share capital; and

(c)	no Target Company has issued or agreed to issue any share or loan capital and no loan capital of any Target Company has become due;

(d)	the value of the Company’s net assets has not been reduced below that shown in the Locked Box Accounts;

(e)	each Target Company has continued to pay its creditors in the ordinary and usual course of business, consistent with past practice; and

(f)	no Target Company has increased any wages, salaries or any other form of compensation or remuneration to any material extent.
2.3    The Last Accounts. The Last Accounts comply with applicable Law. They have been prepared with all due care and attention in accordance with IFRS in a manner consistent with past practice and fairly present the state of affairs and financial position, profits, losses, assets and liabilities of the Target Companies to which they relate as at the Last Accounts Date and of the results thereof for the financial year ended on the Last Accounts Date.
2.4    Statutory books and Accounts. The statutory books of each Target Company required to be kept by applicable laws in its jurisdiction of incorporation have been maintained in accordance with such laws. All books of account and further accounting records of each Target Company required to be kept by applicable Law in its jurisdiction of incorporation have been maintained in all material respects in accordance with applicable Law and kept on a consistent basis in accordance with generally accepted accounting principles applicable to such records and contain the information required by applicable Law.
2.5    Bank Accounts. A list of the credit or debit balances on the accounts within the cash pool of the Target Companies as at a date not more than seven days before the date of this Agreement is annexed to the Disclosure Letter.
3.    FINANCIAL DEBT
3.1    No Target Company owes any Financial Debt to any person other than Financial Debt details of which are set out in Data Room folders 4.1.1, 4.1.2, 4.1.4, 4.1.7 and 4.1.9.
3.2    No Target Company has provided or granted, or entered into any arrangement, contract, undertaking or agreement to provide or grant, any guarantee, security or indemnity in respect of any Liabilities of any person other than another Target Company.
4.    REGULATORY MATTERS
4.1    Licences. No Target Company has received any written notice from a Governmental Entity in the 12 months before the date of this Agreement alleging that any Target Company does not have any licence, permission, authorisation (public or private) or consent required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement in accordance with all applicable Law.
4.2    All licences, consents, approvals, permissions, permits and authorities (public and private) necessary for a Target Company to carry on its business in the places and materially in the manner in which such business is carried on as at the date of this Agreement have been obtained by each Target Company and are valid and subsisting and (other than as set out in the Conditions), no licence, consent, approval, permission, permit or authority is required to be obtained by any Target Company from any person (including any Governmental Entity) either in order to implement the transaction contemplated by this Agreement or as a result of such transaction. So far as the Seller is aware, there are no facts or circumstances which would be likely to give rise to any such licence, consent, approval, permission, permit or authority being suspended, cancelled or revoked or not renewed.
4.3    Compliance with Law. In the 24 months before the date of this Agreement there has been no material default by any Target Company under any order, decree or judgement of any court or any governmental or regulatory authority in the jurisdiction in which it is incorporated which applies to the Target Company.
4.4    Each Target Company:

(a)	has at all times complied materially with all applicable Law; and

(b)
is not subject to, and so far as the Seller is aware, no circumstances exist that are reasonably likely to give rise to, any internal investigation or any investigation or proceedings by any Governmental Entity.

5.    ASSETS
5.1    Except for assets disposed of by a Target Company in the ordinary course of trading and the Accounts, a Target Company is the owner of and has good and marketable title to all assets included the Locked Box Accounts and all assets (other than the Accounts) that have been acquired by any Target Company since the Locked Box Accounts Date are all in the relevant Target Company’s possession or control and there is no outstanding Third Party Rights (or agreement to grant any Third Party Rights) over the whole or any part of the undertaking, property or assets (other than the Accounts) (or any of them) of any Target Company.
5.2    All assets (other than the Accounts) necessary for the continuation of the business of the Target Companies in a manner materially consistent with the manner in which it was carried on in the 12 month period prior to the date of this Agreement are both legally and beneficially owned by a Target Company.
6.    PORTFOLIO AND PORTFOLIO INFORMATION
6.1    Ownership of Accounts: The Accounts are legally and beneficially owned by a Target Company free of any Collection Impacting Third Party Right and are not subject to any legal proceeding, set-off or counterclaim, other than in connection with litigation with an Account Holder in the ordinary course of debt collection nor, so far as the Seller is aware, are any of the same threatened in respect of the Accounts.
6.2    Servicing of Accounts: Since the date of acquisition of the Accounts by the Target Companies, the Accounts have been serviced and collected by the Target Companies in all material respects in compliance with applicable Law and the relevant Portfolio Acquisition Agreement.
6.3    Third party service providers: Each agreement entered into between any Target Company and any third party servicer provider that has been appointed to administer any Account for and on behalf of the relevant Target Company contains an obligation on the relevant third party service provider to, at all relevant times, hold all licences, consents, approvals, permissions, permits and authorities (public or private) necessary for the provision of the services under such agreement.
6.4    Discounts and settlements: Other than customary discount campaigns in the ordinary course of business, no Target Company has agreed any mass settlement deal in the twenty-four (24) months prior to the date of this Agreement.
6.5    Portfolio Documentation: Data Room folder 4.5.1, 12.1 and 12.2 contains the Portfolio Documentation relating to the Key Portfolios. All Account Level Data collected or originated by any Target Company is complete and accurate in all material respects. So far as the Seller is aware, all Account Level Data that has not been collected or originated by any Target Company is complete and accurate in all material respects. The Target Companies have account level data in respect of all Accounts equivalent to the Account Level Data, and such account level data is complete and accurate in all material respects. Complete and accurate copies of all Portfolio Acquisition Agreements entered into in the last three years are kept by a Target Company.
6.6    Key Portfolios: As at the Locked Box Account Date, the Key Portfolios (i) represent 64 per cent. or more of total ERC of the Portfolios of the Target Companies; and (ii) are the only Portfolios that represent individually one per cent. or more of total ERC of the Portfolios of the Target Companies.

6.7    Seller audits: So far as the Seller is aware, no Target Company has since 31 December 2005 been excluded from a portfolio sale process as a result of an audit or investigation of that Target Company by the portfolio seller.
7.    INSURANCE
The Data Room contains a summary of the material insurance maintained by or covering each Target Company and copies of the material insurance policies in respect of the Target Companies are set out in the Data Room. Those insurances are in full force and effect and are not void or voidable, all premiums payable to date have been paid and, so far as the Seller is aware, there are no circumstances which might lead to the insurers avoiding any liability under them or the premiums being increased. No member of the Seller Group or Target Company has made any claim in excess of € 100,000 under any such policy of insurance or which is still outstanding.
8.    CONTRACTUAL MATTERS
8.1    Material contracts. No Target Company is a party to any agreement, contract, transaction, arrangement or obligation:

(a)
under the terms of which, as a direct result of the entry into and performance of the Transaction Documents: (i) any other party will be entitled to be relieved of any material obligation or become entitled to exercise any material right (including any termination or pre-emption right or other option); or (ii) any Target Company will be in material default; or

(b)	which is with any member of the Seller Group or any of their Affiliates;

(c)
restricts the ability of any Target Company to conduct any business activity in any part of the world (other than pursuant to undertakings with respect to non-disclosure and non-solicitation of employees entered into in the ordinary course);

(d)	which is with a third party and not on an arm’s length basis and in the ordinary and usual course of business; or

(e)	which is with a Seller Related Party.
8.2    Complete and accurate copies of the material contracts (other than any Non-Key Portfolio Acquisition Agreement but including any material IT Contract) to which any Target Companies is a party are contained in the Data Room and identified in the Disclosure Letter and the terms thereof have been complied with in all material respects by the relevant Target Company.
8.3    Defaults. No Target Company has received written notice in the 24 months before the date of this Agreement that it is in default under any material contract (other than any Portfolio Acquisition Agreement but including any material IT Contract) to which it is a party and no written notice of termination or written intention to terminate has been received by any Target Company in respect of any of them and, so far as the Seller is aware, there are no facts or circumstances which would be reasonably likely to give rise to the termination of any of such contracts or matters.

9.    LITIGATION
9.1    Litigation and arbitration: No Target Company is involved as a party in any litigation, arbitration or contentious administrative proceedings which when determined is likely to incur a cost, benefit or value to the Target Companies of €25,000 or more individually or €50,000 or more in the aggregate, other than proceedings for the collection by a Target Company of debts arising in the ordinary course of business and no Target Company has received or issued any threat in writing in respect of such proceedings and, so far as the Seller is aware, no facts or circumstances exist which could reasonably be expected to give rise to such proceedings.
9.2    Investigations and inquiries: No governmental, administrative, regulatory or other official investigation or inquiry concerning any Target Company is in progress, threatened in writing or pending and, so far as the Seller is aware, there are no circumstances likely to lead to any such investigation or inquiry.
10.    INSOLVENCY ETC.
10.1    Winding up. No order has been made, petition presented or resolution passed for the winding up of the Seller or the Target Companies or for the appointment of a liquidator or provisional liquidator to the Seller or the Target Companies.
10.2    Administration. No administrator has been appointed in relation to the Seller or the Target Companies. No notice has been given or filed with the court of an intention to appoint an administrator. No petition or application has been presented or order made for the appointment of an administrator in respect of the Seller or the Target Companies.
10.3    Receivership. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the Seller or the Target Companies’ business or assets.
10.4    Moratorium. No moratorium has been sought or has been granted in respect of the Seller or the Target Companies.
10.5    Voluntary arrangements. No voluntary arrangement has been proposed in respect of the Seller or the Target Companies.
10.6    Scheme of arrangement. No compromise or arrangement has been proposed, agreed to or sanctioned in respect of the Seller or the Target Companies, nor has any application been made to, or filed with, the court for permission to convene a meeting to vote on a proposal for any such compromise or arrangement.
10.7    Informal arrangements with creditors. The Seller and the Target Companies have not proposed or agreed to a general composition, compromise, assignment or arrangement with any of its creditors.
10.8    Inability to pay debts. None of the Seller or the Target Companies is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986. There are no unsatisfied written demands that have been served on the Seller pursuant to section 123(1)(a) of the Insolvency Act 1986. There is no unsatisfied judgement or court order outstanding against the Seller or the Target Companies.

10.9    Analogous proceedings. The Seller and the Target Companies are not, in any jurisdiction, subject to or threatened by any other procedures or steps which are analogous to those set out above.
11.    POWERS OF ATTORNEY
No Target Company has given a power of attorney.
Part B
1.    IP/IT
1.    Owned IP and material licences. Schedule 10 sets out a list of the registered Owned IP. The licences of Intellectual Property Rights granted to, and by, any Target Company, and which are material to the business of any Target Company (Material IP Licences), are contained in folder 4.6 of the Data Room. Such Material IP Licences are valid and subsisting in accordance with their terms.
2.    A Target Company is the sole legal and beneficial owner of the registered IPR listed in Schedule 10 and all such IPR is valid and subsisting and free of Third Party Rights. In addition, so far as the Seller is aware:

(a)
each Target Company has validly executed all documents and instruments necessary to apply for, register and maintain registrations for its registered Owned IP and it has filed those documents with the relevant registries; and

(b)	each Target Company has taken commercially reasonable steps to maintain the confidentiality of all Confidential Information belonging to such Target Company.
3.    Complete and accurate copies of the Material IP Licences, are contained in folder 6.1 of the Data Room and the terms thereof have in the 12 months prior to the date of this Agreement, been complied with in all material respects by the relevant Target Company.
4.    No infringement. Neither the Seller nor a Target Company has, in the last 24 months, received a written notice alleging that the operations of a Target Company infringe the Intellectual Property Rights of a third party or sent a written notice alleging that a third party is infringing the Owned IP. So far as the Seller is aware, no Target Company’s operations or activities infringe, or in the 24 months prior to the date of this Agreement have infringed any Intellectual Property Rights of any other person.
5.    Information technology. Copies or details of all material IT Contracts have been disclosed in the Data Room. No Target Company has, in the last 24 months, received written notice from a third party alleging that a Target Company is in default under any IT Contract. The IT Systems have not, in the last twenty four 24 months, failed to any material extent and the data that they process has not been corrupted or compromised to any material extent.
6.    No Seller Group IP: No Intellectual Property Right used by any Target Company and which is material to the business of the Target Companies is owned by any member of the Seller Group or any Seller Related Party.

2.    DATA PROTECTION
1.    Each Target Company has in the last 18 months complied in all material respects with applicable data protection Laws, including by adopting appropriate safety measures and obtaining and maintaining in full force and effect all registrations and/or notifications required under applicable data protection Laws.
2.    In the past 12 months:

(a)
no Target Company has received a written notice (including, without limitation, any enforcement notice) from a data protection commissioner alleging breach by it of any applicable data protection Laws;

(b)	no individual has been awarded compensation by a data protection commissioner or by a court of law from any Target Company under any applicable data protection Laws; and

(c)
no order has been made by a data protection commissioner or a court of law against any Target Company for the rectification, blocking, erasure or destruction of any personal data under any applicable data protection Laws.

Part C    : Real Estate
The Properties comprise all the material land and buildings owned, leased, controlled, occupied or used by any Target Company. The information in respect of the Properties set out in Schedule 11 is accurate in all material respects.
Part D    : Environmental
1.    Compliance with Environmental Laws. So far as the Seller is aware:

(a)	there are no material claims or proceedings pending against any Target Company with respect to any breach of or liability under Environmental Laws relating to the Target Companies; and

(b)
no Target Company has received any written statutory complaints or statutory notices alleging or specifying any material breach of or material liability under any Environmental Laws relating to the Target Companies.

2.    Environmental Consents. So far as the Seller is aware, all Environmental Consents required for any activities at any Property have been obtained and are in full force and effect.
Part E    : Employment
1.    Folder 5 of the Data Room contains:

(a)	full and accurate details of the contracts of employment for all the Key Managers (including details of their respective salaries, length of service and notice periods);

(b)
copies of the standard terms and conditions of employment applicable to Employees of the Target Companies and, save for terms contained in applicable Law, they contain all material details of the current contractual terms and benefits of each of the Employees, whether or not recorded in writing;

(c)	details of material share incentive schemes, profit sharing, bonus or other incentive schemes applicable to Employees; and

(d)	details of all material agreements which each Target Company has entered into with any trade union, works council or similar body representing Employees.
2.    The Employees listed in folders 5.21, 5.3 and 5.12 of the Data Room are the only employees, directors and officers of, and persons employed by or otherwise appointed by, any Target Company.
3.    The contractors. The persons who are engaged by or provide services, either directly or indirectly, to any Target Company as an independent contractor or consultant on a self-employed basis account for less than ten per cent of the total workforce by head count of the Target Companies.
4.    Key Manager. No Key Manager has given notice which has not yet expired terminating his or her employment and, as far as the Seller is aware, no such Key Manager has any current intention of giving such notice and no Target Company has any proposal to terminate the employment of any Key Manager or to materially vary or amend their terms of employment or engagement (whether to their detriment or benefit) prior to Closing.
5.    Remuneration. No Target Company is obliged to or has made any provision to increase or vary any Employee’s salary, bonus, or other remuneration which could increase the Target Companies’ total costs in respect of Employees by more than 5 per cent. per annum.
6.    Collective dismissals. Within the period of 1 year before the date of this Agreement, the Target Companies have not initiated or completed the implementation of any collective dismissals (being any dismissals of a group of 20 or more individuals in any period of ninety consecutive days) or implemented or entered into a social plan and there is no plan or intention to do so.
7.    There are no outstanding offers of employment or engagement to provide consultancy or contractor services to any Target Company and no person has accepted such an offer of employment or engagement but has not yet taken up the position accepted.
8.    The contract of employment of each Employee or contractor is terminable by the relevant Target Company at any time on not more than three months’ notice without damages or compensation (other than compensation payable pursuant to applicable Law or any liability on the part of any target Company other than accrued and unpaid wages, commission or pension).
9.    Other than as implied by applicable Law, there are no terms of employment for any Employee which provide that a change of control or ownership of his employer (however change of control may be defined in the said document, if at all) shall entitle them to treat the change in control as amounting to a breach of contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or dismissed or released from any obligation.
10.    In the two years prior to the date of this Agreement, none of the Employees has transferred to the relevant Target Company as a result of a relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 or any analogous legislation in the relevant jurisdiction.

11.    There is no material obligation or amount due from any Target Company to or in respect of any Employee or contractor in connection with or arising from his employment or engagement or termination of his employment or engagement which is in arrear or unsatisfied other than the reimbursement of expenses in the ordinary course, normal salary or remuneration for the part month as at the date of this Agreement and accrued holiday pay for the current holiday year or for reimbursement of business expenses).
12.    Other than the incentive plans set out in folders 5.6 and 5.12 of the Data Room, (i) there are no material incentive schemes or arrangements (including, without limitation, any share option or share award plan, commission, profit shares or bonus scheme) established by any Target Company, any shareholder of any Target Company or the Seller in which any Employee or Key Manager participates and for which any Target Company is liable; and (ii) so far as the Seller is aware, there are no material incentive schemes of arrangements established by any other person in which any Employee or Key Manager participates.
13.    In relation to any Employee, contractor or former employee, director, officer, contractor or consultant, works council, trade union, group or organisation, there are no current, pending or threatened material disputes, claims or proceedings whether individual or collective against any Target Company, or, so far as the Seller is aware, matters which may give rise to such dispute, claim or proceeding.
14.    Other than pursuant to applicable Law or any applicable notice periods , no Target Company has any obligation, whether contractual or otherwise, to pay any sum in the event of redundancy or severance.
15.    There is no Key Manager that is bound by or otherwise subject to any contract, agreement or arrangement which restricts him from performing his duties for any Target Company or in breach of any contract with any former employer or any other person concerning Intellectual Property Rights or confidentiality as a result of his duties to or employment with any Target Company. There is no other Employee that is bound by or otherwise subject to any contract, agreement or arrangement with any member of the Seller Group or a Seller Related Party which restricts him from performing his duties for any Target Company or in breach of any contract with any former employer or any other person concerning Intellectual Property Rights or confidentiality as a result of his duties to or employment with any Target Company.
16.    Each of the Target Companies has complied in all material respects with its contractual obligations to each Employee and contractor and with all applicable Law and rules relating to employment.
17.    There is no recognised trade union, staff association, staff council, works council or other worker representatives relating to any Employee.
18.    There is no obligation, whether legally binding or not, to inform or consult with any trade union, staff association, staff council, works council or other worker representative in relation to this Agreement.
Part F    : Retirement Benefits
1.    Other than the Target Pension Schemes, the Contractual Employment Benefits and any state pension arrangement, there is not in operation a superannuation, pension, life assurance, death benefit or other arrangement in respect of which any Target Company has or may have any liability or obligation to provide or contribute towards any pension, lump-sum or death benefit in respect of any Employee, (or any dependant of any Employee) , director or officer or their dependants, and no proposal or announcement has been made to enter into or establish any scheme or arrangement of that kind.
2.    Copies of all material governing documentation in relation to the Target Pension Schemes are set out in the Data Room.
3.    The Target Pension Schemes have formal approval or qualification by and/or due registration with the appropriate Tax Authorities, social security, supervisory, fiscal and other applicable regulatory authorities in the relevant state or jurisdiction in order to obtain Tax exemption (or partial Tax exemption) on contributions, benefits and/or investments.
4.    The Target Pension Schemes currently comply with its governing documents and all applicable Law, regulations and requirements in all material respects and each Target Company has complied in all material respects with any mandatory obligations in relation to the provision of pension or retirement arrangements in respect of the Employees.
5.    All amounts due and payable on or before the date of this Agreement by any Target Company in relation to the Target Pension Schemes have been duly paid in full on the due dates for such payments.
6.    No Target Company has received notice in writing of any material dispute in relation to any of the Target Pension Schemes in respect of any Employee or former employee of any Target Company which has not been finally settled or terminated.
7.    No Target Company has been a party to, a sponsoring employer of, or otherwise is under any liability or obligation with respect to any defined benefit pension scheme, final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any of them.
Part G    : Anti Bribery and Corruption
1.    No Target Company has:

(a)
authorised, offered, promised or given any financial or other advantage (including, without limitation any payment, loan, gift or transfer of anything of value), directly or indirectly, to or for the use or benefit of any Government Official (or to another person at the request or with the assent or acquiescence of such Government Official), or any other natural or legal person, in order to assist any Target Company in improperly obtaining or retaining business for or with any person, in improperly directing business to any person, or in securing any improper advantage; or

(b)	taken any other action which would violate Anti-Bribery Law.
2.    Each Target Company has in place adequate policies, systems, controls and procedures designed to prevent it and its Associated Persons from violating any Anti-Bribery Law.
3.    None of the Target Companies is or has been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings by any Governmental Entity or any customer regarding any offence or alleged offence under Anti-Bribery Law, and no such investigation, inquiry or proceedings have been threatened or are pending.

4.    No Target Company is ineligible or treated by any Governmental Entity as ineligible to tender for any contract or business with, or be awarded any contract or business by, such Governmental Entity, or to tender for or perform any sub-contracting work under a contract with such Governmental Entity.

SCHEDULE 6

LIMITATIONS ON LIABILITY

1.    Time Limits. The Seller shall not be liable for any of the following Claims unless the Seller receives from the Purchaser written notice of the Claim before:

(a)
the date that is 18 months after the Closing Date, in the case of (i) a Warranty Claim in respect of the General Warranties; or (ii) a Claim in respect of a breach by the Seller of clause 4.1 or Schedule 3; or

(b)
in the case of a Tax Claim, the date that falls three months after the expiry of any relevant statute of limitations, in respect of the Liability or circumstance that gives rise to the relevant Tax Claim.

2.    Thresholds for Claims. The Seller shall not be liable for any Warranty Claim (other than a Warranty Claim in respect of the Fundamental Warranties):

(a)	other than a Warranty Claim under paragraph 6 of Part A of Schedule 5:

(i)
unless the amount of the Liability pursuant to any single such Warranty Claim exceeds € 25,000 (in which case the Purchaser shall be entitled to claim the whole amount of such Claim and not merely the excess). For the purposes of this sub‑paragraph 2(a)(i), all Warranty Claims arising from substantially the same facts or circumstances shall be treated as a single Warranty Claim; and

(ii)
unless the aggregate amount of the Liability of the Seller for all such Warranty Claims not excluded by sub‑paragraph 2(a) exceeds € 5,000,000 (in which case the Purchaser shall be entitled to claim the whole amount of such Warranty Claim and not merely the excess); and

(b)
in the case of any Warranty Claim under paragraph 6 of Part A of Schedule 5, unless the aggregate amount of the Liability of the Seller for all such Warranty Claims exceeds € 7,500,000 (in which case the Purchaser shall be entitled to claim only for the excess over € 7,500,000).

3.    Maximum limit for all Claims. The aggregate amount of the Liability of the Seller for:

(a)	all Warranty Claims (other than a Claim in respect of the Fundamental Warranties), Tax Covenant Claims and Seller Indemnity Claims, shall not exceed € 135,000,000; and

(b)	subject to paragraph 3(a) above, in respect of all Claims, Tax Covenant Claims and Seller Indemnity Claims shall not exceed the Price.
4.    Claim to be withdrawn unless litigation commenced. Any Claim (other than a Tax Claim) shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn:

(a)	in the case of a General Warranty Claim, 12 months after the notice is given pursuant to paragraph 1 of this Schedule 6; and

(b)	in the case of any other Claim, 18 months after the notice is given pursuant to paragraph 1 of this Schedule 6;
unless in each case, legal proceedings in respect of it have been commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim.
5.    Claims only to be brought under relevant Warranties. The Purchaser acknowledges and agrees that the only Warranties given in relation to:

(a)	Taxation are the Boxed Tax Warranties (and no other warranty is given in relation to Tax); and

(b)	the Accounts are those set out in paragraphs 2, 4.1, 4.2, 6 and 9.2 of Part A of Schedule 5 (and no other warranty is given in relation to the Accounts).
6.    Matters fairly disclosed. The Seller shall not be liable for any Warranty Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim is fairly disclosed by this Agreement, any other Transaction Document or the Disclosure Letter.
7.    Matters Disclosed in the Data Room. The Seller shall not be liable for any Warranty Claim (other than a Warranty Claim in respect of the Fundamental Warranties) to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim is Disclosed in the Data Room.
8.    Matters provided for or taken into account in the Locked Box Accounts. The Seller shall not be liable for any Non-Tax Warranty Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Non-Tax Warranty Claim is specifically provided or reserved for in the Locked Box Accounts.
9.    Contingent Liabilities. If any Warranty Claim is based upon a Liability which is contingent only, the Seller shall not be liable in respect of such Warranty Claim unless and until such contingent Liability gives rise to an obligation to make a payment (but the Purchaser has the right under paragraph 1 of this Schedule 6 to give notice of that Warranty Claim before such time) and the time limits set out in paragraph 4 of this Schedule 6 shall not begin to run until such Warranty Claim ceases to be contingent).
10.    No liability for Claims arising from acts or omissions of Purchaser: The Seller shall not be liable for any Non-Tax Warranty Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out after Closing by the Purchaser or any member of the Purchaser Group (or their respective directors, employees or agents or successors in title) which:

(a)
was outside the ordinary and usual course of business of a member of the Purchaser Group from time to time (and, for these purposes, the ordinary and usual course of business of the Purchaser Group shall be deemed to include any development, growth, expansion or rationalisation of the business of the Purchaser Group, any group reorganisation or restructuring undertaken by any member of the Purchaser Group, any defence or pursuit of claims by any member of the Purchaser Group and/or any member of the Purchaser Group obtaining or raising any financing);

(b)	the Purchaser knew would be likely to cause or give rise to a breach of any of the Non Tax Warranties or any increase in any liability in respect of any such breach; and

(c)	was not required to comply with any applicable law, the terms of any Transaction Document, accounting standard or any pre-Closing obligation of any Target Company.
11.    Purchaser’s duty to mitigate. The Purchaser shall procure that reasonable steps are taken to mitigate any Loss which it may suffer in consequence of any breach by the Seller of any Warranty (other than a Fundamental Warranty).
12.    Insured Claims. If, in respect of any matter which would give rise to a Non-Tax Warranty Claim, the Purchaser is entitled to make a claim under any policy of insurance maintained in effect by the Purchaser or a Target Company at the applicable time (such policy a Maintained Insurance Policy) or would have been so entitled to make a claim if the policies of insurance effected by or for the benefit of the Target Companies had been maintained after Closing on no less favourable terms than those existing at the date of this Agreement (such policies Equivalent Insurance Policies), then the amount of the Warranty Claim shall be reduced by any amount recovered by the Purchaser under a Maintained Insurance Policy in respect of that matter (or any amount which would have been recoverable by the Purchaser if it had maintained Equivalent Insurance Policies), less all Costs incurred by the Purchaser in recovering that sum from the relevant insurers. The Purchaser shall, or shall procure that the relevant Target Company shall, make a claim under any Maintained Insurance Policy in respect of any matter which would give rise to a Warranty Claim.
13.    Recovery from third party after payment from Seller. Where the Seller has made a payment to the Purchaser in settlement of any Non-Tax Warranty Claim (a Seller Payment), and the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the Losses which are the subject of that Warranty Claim (a Third Party Payment), the Purchaser shall:

(a)	promptly notify the Seller of the fact and provide such information as the Seller may reasonably require;

(b)
subject to the Purchaser or the relevant member of the Purchaser Group being indemnified against all Costs incurred as a consequence of any action taken under this paragraph 13, take, or procure that the relevant member of the Purchaser Group takes, such steps as may be reasonably requested by the Seller to enforce such right; and

(c)	provided no other Claims are outstanding, pay to the Seller as soon as practicable after receipt an amount equal to the lesser of:

(i)
the amount by which the total recovery of the Purchaser Group (for the avoidance of doubt, the Seller Payment and Third Party Payment less the Costs incurred in that recovery (including any Tax payable in respect of these recoveries and any Costs which have not been paid to the Purchaser under paragraph 13(b) of this Schedule)) exceeds the aggregate of its actual Losses; and

(ii)the Seller Payment less any amount of the Seller Payment previously repaid to the Seller.

14.    No liability for legislation. The Seller shall not be liable for any Non-Tax Warranty Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any:

(a)	legislation which is both announced and coming into force after Closing;

(b)	change of law (or any change in interpretation on the basis of case law), regulation, directive or published administrative practice both announced and coming into force after Closing;

(c)	changes in the rates of Taxation in force at Closing or any imposition of any Taxation or any withdrawal of relief from Taxation not in effect at the date of Closing; or

(d)
changes in accounting policy or Tax reporting practice of the Purchaser or any of the Target Companies introduced or having effect after Closing other than where such changes were required to be made by a Target Company to comply with applicable Law in effect from time-to-time in the pre-Closing period or generally accepted accounting principles applicable to the Target Companies in effect from time-to-time in the pre-Closing period.

15.    No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any Loss.
16.    Punitive damages. No party under this Agreement shall be entitled to claim for any punitive damages.
17.    Purchaser’s knowledge. The Seller shall not be liable for any Warranty Claim if and to the extent that Steve Fredrickson, Kevin Stevenson, Neal Stern, Chris Graves, Kent McCammon, and Chris Lagow is actually aware at the date of this Agreement:

(a)	of the fact, matter, event or circumstance which is the subject matter of the Claim; and

(b)	that the fact, matter, event or circumstance constitutes a breach of Warranty.
18.    Waiver of right of set-off. Other than where specifically provided for in Schedule 8 or the Metrogas Loan Agreement, the Purchaser waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any Claim against or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement.
19.    Seller to have opportunity to remedy breaches. If a breach of the Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied within 30 days after the date on which such notice is served on the Seller. Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) at Seller’s Cost provide all reasonable assistance to the Seller to remedy any such breach.
20.    Prompt notice. The Purchaser shall provide written notice to the Seller within 45 days of becoming aware of any fact, matter or circumstance reasonably likely to give to rise to a Non-Tax Warranty Claim containing reasonable details of the Non-Tax Warranty Claim including the Purchaser’s then estimate (on a without prejudice basis) of the amount of the Non-Tax Warranty Claim provided that, other than as set out in paragraph 1 of this Schedule 6, the failure to provide any notice of Claim under this Agreement in accordance with a specified time limit (if any) shall not invalidate any Non-Tax Warranty Claim except to the extent the Seller’s liability is increased by any non-compliance.

SCHEDULE 7

PURCHASER WARRANTIES

1.    The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.
2.    The Purchaser is resident for Tax purposes only in its jurisdiction of incorporation.
3.    The Purchaser has obtained all corporate authorisations and (other than to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement.
4.    Entry into and performance by each member of the Purchaser Group of this Agreement and/or any Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) (subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority.
5.    Neither the Purchaser nor any member of the Purchaser Group which is a party to any Transaction Document is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser or any of its Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser or any of its Affiliates and no event has occurred to give the right to enforce such security.
6.    So far as the Purchaser is aware, neither the Purchaser nor any member of the Purchaser Group is subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of any of the Conditions.

SCHEDULE 8

TAX
Part A: Tax Warranties
1.Locked Box Accounts. All liabilities (other than liabilities in respect of deferred Tax) of each Target Company for Tax measured by reference to income, profits or gains earned, accrued or received on or before the Locked Box Accounts Date or arising in respect of an Event occurring on or before the Locked Box Accounts Date are provided for or, in accordance with generally accepted accounting practice applicable to the relevant Target Company, disclosed in the Locked Box Accounts.
2.    Position since Locked Box Accounts Date. Since the Locked Box Accounts Date no Tax Liability in respect of any Target Company has arisen in respect of any Event occurring and no profits, losses or gains have been earned, accrued or received other than in the ordinary course of the business of the Target Company to which the Tax Liability relates.
3.    Returns. Each Target Company has in the last 4 years and within applicable time limits filed or made all returns, and supplied all other material information required to be supplied to all relevant Tax Authorities and maintained all material records in relation to Tax required to be made or maintained by it. All such returns and information were and remain, complete, up to date and accurate in all material respects and were made on a proper basis.
4.    Payments. Each Target Company has paid all material amounts of Tax which it has become liable to pay in the last 4 years and no Target Company has in that period become liable to pay a material penalty, surcharge, fine or interest in connection with a liability to Tax.
5.    Disputes, investigations. Other than the Crystal Productions Dispute, UK VAT Cases and Finnish Tax Matter, the Disclosure Letter contains details of: (a) any material current dispute, action, suit, investigation or enquiry with any Tax Authority in which a Target Company is involved; (b) any material dispute, action, suit, investigation, enquiry or non routine visit by any Tax Authority to which a Target Company is or has been subject in the last 4 years; and (c) in relation to each Target Company any planned action, suit, investigation, enquiry or non-routine visit by any Tax Authority of which the Seller is aware. All deficiencies asserted or assessments made as a result of any dispute, action, suit, investigation, enquiry, audit or non routine visit by any Tax Authority in the last 4 years have been paid in full. No Target Company has waived or been requested to waive any statute of limitations in respect of Tax which waiver is currently in effect.
6.    Special arrangements and rulings. Other than the Norway Ruling and the Swiss Rulings, no Tax Authority has operated or agreed to operate any ruling, special arrangement or concession (being a ruling, an arrangement or concession which is not based on relevant legislation or any published practice or concession) in relation to any Target Company's Tax affairs; and each Target Company has fully complied with the requirements and terms of all special arrangements, concessions and rulings to the extent applicable to it.
7.    Company residence. Each Target Company is and has in the last 4 years been resident in its country of incorporation for Tax purposes and is not and has not in the last 4 years been treated:

(i)	as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement); or
(ii)save in connection with any Permanent Establishment Liabilities, as carrying on a business in any other jurisdiction through a permanent establishment; or
(iii)so far as the Seller is aware and save in connection with any Permanent Establishment Liabilities or any Transfer Pricing Liabilities, other than those jurisdictions covered by (i) and (ii) above, as having any presence for Tax purposes in any jurisdiction which requires it to make any material payment of Tax in that jurisdiction.
8.    Withholdings. Each Target Company has made all deductions and retentions of or on account of Tax as it was or is required to make and all such payments of or on account of Tax as were required to have been made to any Tax Authority.
9.    Employees, pensions. All amounts in respect of any Employee (including any social security, social fund, superannuation or similar contributions) payable to any Tax Authority due and payable by any Target Company up to the date hereof have been paid and each Target Company has made all such deductions and retentions as should have been made.
10.    Value Added Tax. For the purposes of paragraph 11 of this Part A of this Schedule, the expression "VAT legislation" shall include the VAT Directive and all other enactments in relation to VAT in all relevant jurisdictions and all notices, provisions and conditions made or issued thereunder including the terms of any agreement relating to VAT reached with any relevant Tax Authority.
11.    Save for matters arising in relation to the UK VAT Case and in connection with any Permanent Establishment Liabilities, each Target Company has complied with and observed in all material respects the terms of VAT legislation in the last 4 years.
12.    Stamp duty, transfer taxes, etc. All documents in the possession of any Target Company or to the production of which a Target Company is entitled and which attract stamp duty, or other stamp, documentary, transfer or registration taxes or duties (together Duties) and which are necessary for any Target Company in proving title to any material asset have been properly stamped.
13.    Arm's Length Dealings. Other than in connection with any Transfer Pricing Liabilities, all transactions or arrangements made by any Target Company with a related person (under applicable law as it relates to transfer pricing or its equivalent in any jurisdiction) have been made on arm's length terms. So far as the Seller is aware, no notice or enquiry has been made by any Tax Authority in connection with any such transactions or arrangements.
14.    Anti-avoidance. No Target Company has been involved in any transaction or arrangements (or any series of transactions or arrangements) which, or any part of which is or was required to be disclosed by a Target Company to, or registered by a Target Company with, any Tax Authority under the provisions of Part 7 of the UK Finance Act 2004 (as amended) or any regulations made thereunder or any similar registration scheme or similar legislation in any jurisdiction.

Part B: Tax Covenant

1.	COVENANT TO PAY
1.1    The Seller hereby covenants with the Purchaser to pay to the Purchaser an amount equivalent to:

(a)	any Actual Tax Liability arising in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received on or before Closing; or
(ii)any Event which occurred on or before Closing;

(b)	any Deemed Tax Liability;

(c)
any Actual Tax Liability arising in respect of, by reference to or in consequence of: (i) the implementation of the Subsidiary Rationalisation Process; and/or (ii) the Subsidiary Rationalisation Process (or any part of it) subsequently being unwound by, and/or declared void by, any court of competent jurisdiction;

(d)
any Actual Tax Liability arising in respect of, by reference to or in consequence of the exercise, cancellation or cash-out of any share option issued on or before Closing under the Share Option Scheme;

(e)
any Actual Tax Liability arising in respect of, by reference to or in consequence of: (i) a failure by any member of the Seller’s Tax Group to discharge any Tax; or (ii) any Target Company at any time before Closing being: (X) a member of the same group for Tax purposes as any person other than another Target Company; or (Y) treated on or before Closing for the purposes of any Tax as having control of, being controlled by, or being otherwise connected with, any person other than another Target Company; and

(f)	any Actual Tax Liability which arises in respect of, by reference to or in consequence of any Leakage.
1.2    Each of the covenants in paragraph 1.1 above shall be construed as a separate and independent covenant and shall not be limited or restricted by reference to or inference from the terms of any other provision of this Agreement.
1.3    Save with respect to the covenants in paragraphs 1.1(c) and 1.1(e), paragraph 1.1 above shall not apply to any Tax Liability arising in respect of, by reference to or in consequence of any income, profits or gains earned accrued or received after Closing (whether or not as a result of an Event which occurred on or before Closing), or any Event occurring after Closing. With respect to the covenant in paragraph 1.1(c), paragraph 3.3 will apply and with respect to the covenant in paragraph 1.1(d), paragraph 3.4 will apply.

2.	COSTS AND EXPENSES
The covenants contained in paragraph 1 shall extend to all reasonable costs and expenses properly incurred by the Purchaser in connection with a successful claim made under paragraph 1, or in investigating, dealing with and/or settling any Tax Liability in accordance with paragraph 4 in respect of which a successful claim is made under Part B of this Schedule.

3.	EXCLUSIONS
3.1    Subject to this paragraph 3, the covenants contained in paragraph 1.1 shall not cover any Tax Liability to the extent that:

(a)	provision or reserve in respect of that Tax Liability has been reflected in the Locked Box Accounts; or

(b)	the Tax Liability was paid or discharged before the Locked Box Accounts Date and such payment or discharge was taken into account in the preparation of the Locked Box Accounts; or

(c)	the Tax Liability arises in respect of, by reference to or in consequence of:

(i)
any income, profits or gains earned, accrued or received in respect of the period (or part period) commencing immediately following the Locked Box Accounts Date and ending on Closing either: (aa) in the ordinary course of business of the Target Company to which the Tax Liability relates; or (bb) to the extent that (X) the Target Company to which the Tax Liability relates retains the economic benefit of such income, profit or gains at Closing (and so is ultimately for the benefit of the Purchaser and not the Seller) and is not required, after Closing, to pay or otherwise transfer the value of such income, profits or gains to any of the Seller, other member of the Seller Group or any other person (other than a member of the Purchaser Group) and (Y) the amount of the income, profit or gains so retained exceeds the amount of the Tax Liability which arises in respect of, by reference to or in consequence of such income, profit or gains; or

(ii)any Event occurring in the period (or part period) commencing immediately following the Locked Box Accounts Date and ending on Closing in the ordinary course of business of the Target Company to which the Tax Liability relates; or

(d)	the Tax Liability arises in respect of, by reference to or in consequence of the Portfolio Owners being subject to Tax on a basis inconsistent with the Norway Ruling; or

(e)
a Tax Authority disputes, challenges or overrules the Tax treatment, from a transfer pricing perspective, of intra-group arrangements between the Portfolio Owners and the Debt Collection Companies and the Tax Liability arises in respect of, by reference to or in consequence of any transfer pricing adjustment to such intra-group arrangements (a Transfer Pricing Liability); or

(f)
the Tax Liability arises in respect of, by reference to or in consequence of any Tax arising for a Portfolio Owner on the basis that any Debt Collection Company constitutes a permanent establishment of any Portfolio Owner or constitutes a business or fixed establishment of any Portfolio Owner for VAT purposes (a Permanent Establishment Liability); or

(g)
the Tax Liability arises as a result of any change in rates of Tax or of any change in law (including a change in interpretation on the basis of case law), regulation, directive, or the published practice of any Tax Authority, in each case both announced and occurring after Closing; or

(h)
the Tax Liability is a Transfer Pricing Liability or a Permanent Establishment Liability and such Tax Liability: (i) did not exist (actually or contingently) on or before Closing; and (ii) comes into existence solely and directly as a result of, and would not have come into existence but for, a reorganisation or restructuring which is implemented by or in respect of the Target Companies and/or the Purchaser Group post-Closing but, so that this paragraph 3.1(h) shall not apply to exclude liability of the Seller for either of the Transfer Pricing Liability or Permanent Establishment Liability to the extent that such reorganisation: (W) implements in whole or part the Subsidiary Rationalisation Process; (X) is implemented pursuant to any legally binding agreement or arrangement entered into by the Target Group prior to Closing; (Y) is required to be implemented by applicable Law, and for the avoidance of doubt this paragraph 3.1(h) shall not apply to any Tax Liability which arises in respect of, by reference to or as a consequence of any Tax Authority launching or initiating an audit, enquiry, or other investigation following implementation of such reorganisation or restructuring; or

(i)
the Tax Liability comprises interest or penalties arising by virtue of an underpayment of Tax (by way of an instalment or other payment on account of Tax) prior to Closing, insofar as such underpayment would not have been an underpayment but for a bona fide estimate made prior to Closing of the amount of income, profits or gains to be earned, accrued or received after Closing proving to be incorrect; or

(j)
the Tax Liability arises as a result of a change after Closing in the length of any accounting period for Tax purposes of any Target Company other than a change pursuant to a decision of the Seller or any relevant Target Company on or before Closing, or (other than a change which is necessary in order to comply with applicable law in effect from time-to-time, in any pre-Closing period, or generally accepted accounting principles applicable to that Target Company from time to time in any pre-Closing period) a change after Closing in any accounting policy or Tax reporting practice of any Target Company; or

(k)
the Tax Liability arises as a result of the failure of the Purchaser to comply with any of its obligations contained in paragraphs 4 (other than paragraph 4.6), 9 or 10 or the Crystal Productions Dispute Letter otherwise than where such failure results from or is materially contributed to by any default or failure of the Seller and/or any other member of the Seller Group in carrying out, or in failing to carry out, its obligations under paragraphs 4 (other than paragraph 4.6), 9 or 10 or the Crystal Productions Dispute Letter; or

(l)
the Tax Liability would not have arisen but for, or has been increased as a result of, a voluntary act or omission carried out after Closing by the Purchaser or any other member of the Purchaser Group which the Purchaser or such member of the Purchaser Group knew would be likely to give rise to or increase such Tax Liability but only to the extent that such voluntary act or omission was:

(i)    outside the ordinary and usual course of business of the relevant Target Company from time to time and, for these purposes, the ordinary and usual course of business of such Target Company shall be deemed to include any development, growth, expansion or rationalisation of the business of the Target Companies or any group reorganisation or restructuring undertaken by or in respect of the Target Companies and/or the Purchaser Group;

(ii)    not required in order to comply with any applicable Law, the terms of any Transaction Document, accounting standard or any legally binding obligation of any Target Company in force or entered into on or before Closing;
(iii)    not carried out or omitted at the written request or written direction or with the written consent of the Seller or its' authorised representative; or
(iv)    not the presentation for stamping of any instrument which was entered into on or before Closing; or
(v)    otherwise than in the course of management of the Tax affairs of a Target Company and/or the Purchaser Group in relation to any period (or part period) after Closing (the Purchaser, relevant Target Company or other relevant member of the Purchaser Group acting in good faith and reasonably); or

(m)	the Tax Liability is included in the description of Permitted Leakage.
3.2    The provisions of paragraph 3.1 and 3.9 shall also operate to limit or reduce the liability of the Seller in respect of claims under the Boxed Tax Warranties.
3.3    The covenant in paragraph 1.1(c) shall not apply to the extent that the Tax Liability in question arises after Closing as a result of the implementation of the Subsidiary Rationalisation Process (or any part of it) post-Closing (or the unwind or voiding of any implementation of the Subsidiary Rationalisation Process (or any part of it) that occurred post-Closing) save to the extent that such implementation (or part thereof) or such unwind or voiding (or part thereof) of any implementation within (ii) or (iii) below: (i) was required by applicable Law; (ii) was pursuant to a legal obligation created on or before Closing; or (iii) was commenced or triggered pre-Closing by the Seller or other member of the Seller Group and the Purchaser could not terminate or otherwise forgo such implementation or unwind or voiding post-Closing (either in whole or in part) without prejudice, save as to de minimis prejudice, to the Purchaser and/or other member of the Purchaser Group.
3.4    The covenant in paragraph 1.1(d) shall not apply to the extent that the Purchaser has already been compensated for the Actual Tax Liability to the extent reflected in the Option Holder Payment Amount.
3.5    For the avoidance of doubt: (a) nothing in paragraphs 3.1(e), 3.1(f) or 3.7 shall apply to limit or exclude the liability of the Seller for any Tax Liability arising in respect of, by reference to or in consequence of the UK VAT Cases; and (b) paragraphs 3.1(e) and 3.1(f) are expressly subject to paragraph 3.7.
3.6    The provisions of Schedule 6 to this Agreement (Limitations on Liability) shall, to the extent provided for in that Schedule, also apply to limit or reduce the liability of the Seller under this Schedule.
3.7    If the aggregate amount of the Transfer Pricing Liability and Permanent Establishment Liability (the Combined TP/PE Liabilities):

(a)	is equal to an amount between €0 and €10 million (inclusive) (the First €10 Million), the exclusions set out at paragraphs 3.1(e) and 3.1(f) shall apply to each and any part of the First €10 Million;

(b)	is equal to an amount greater than €10 million and less than or equal to €20 million (the excess above €10 million being the Second €10 Million), the exclusions set out at paragraphs 3.1(e) and 3.1(f) shall apply to each and any part of the First €10 Million, and shall apply to 50 per cent. of each and any part of the Second €10 Million;

(c)
is greater than €20 million (the amount in excess of €20 million being the Excess), the exclusions at paragraphs 3.1(e) and 3.1(f) shall apply to each and any part of the First €10 Million, shall apply to 50 per cent. of each and any part of the Second €10 Million, and shall not apply to any of the Excess, and for the avoidance of doubt, and, subject to paragraph 3.8, this paragraph 3.7 shall have no effect on the application of paragraph 3.1 other than paragraphs 3.1(e) and 3.1(f).
3.8    The exclusion in paragraph 3.1(a) shall not operate so as to exclude or otherwise limit the ability of the Purchaser to bring a Claim with respect to the Combined TP/PE Liabilities.
3.9    Where the Tax Liability which is the subject of a Claim by the Purchaser in connection with the UK VAT Cases is a liability for output VAT, the amount payable by the Seller to the Purchaser in respect of such Tax Liability shall be reduced by a net amount equal to (i) the amount of input VAT (if any) which has been withheld by the UK Tax Authority pending the outcome of the UK VAT Cases and which is off-set or credited against (and so reduces) the amount of any output VAT payable to the UK Tax Authority (or which is repaid to a Target Company or other member of the Purchaser Group to the extent that in respect of a repayment to a Target Company, the relevant Target Company retains the economic benefit of such repayment (notwithstanding the provisions of this paragraph 3.9) at Closing (in a case where such repayment was received on or before Closing) and to the extent such Target Company is not required to pay or otherwise transfer the value of such repayment to any of the Seller, other member of the Seller Group or any other person (other than a member of the Purchaser Group) pursuant to an obligation entered into on or before Closing) less (ii) any liability to Tax which arises for the relevant Target Company in respect of, by reference to or as a consequence of such set-off, credit or repayment of input VAT.
3.10    The exclusions and limitations set out in paragraph 3.1 shall not apply to exclude or limit the liability of the Seller under the covenants contained in paragraphs 1.1(c), 1.1(d) and 1.1(e), other than the exclusions and limitations set out in paragraphs 3.1(a) and 3.1(b).
3.11    None of the exclusions or limitations in this paragraph 3 (other than paragraph 3.9) shall apply to any Claim which arises as a consequence of fraud or fraudulent misrepresentation by any member of the Seller Group or any Seller Related Party.
3.12    The limitation in paragraph 3.1(l) shall not apply to limit or exclude the liability of the Seller with respect to a Transfer Pricing Liability or a Permanent Establishment Liability.

4.	NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES
4.1    If the Purchaser or any of the Target Companies become aware of any Tax Demand, which could result in a liability for the Seller under Part A or Part B of this Schedule, the Purchaser shall give notice to the Seller of that Tax Demand (including such reasonably sufficient details of such Tax Demand as are then known) as soon as reasonably practicable (and in any event not more than ten Business Days after the Purchaser or the Target Company concerned becomes aware of such Tax Demand). For the avoidance of doubt, any failure or delay to provide such notice shall not in itself discharge the Seller from any liability under this Agreement save to the extent that the Seller is materially prejudiced as a result of such failure or delay.

4.2    The Purchaser shall take (or procure that the Target Company concerned shall take) such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend any Tax Demand or Existing Matter which could give rise to a liability for the Seller under Part A or Part B of this Schedule (whether notified by the Purchaser, or being a Tax Demand of which the Seller was already aware), and any adjudication in respect thereof, subject to the Purchaser and the relevant Target Company being indemnified to the Purchaser's reasonable satisfaction against any Liabilities which are reasonably incurred by the Purchaser or any other member of the Purchaser Group in connection with taking such action.
4.3    Subject to this paragraph 4 and to the Purchaser and the relevant Target Company being indemnified to the Purchaser's reasonable satisfaction against any Liabilities which are reasonably incurred by the Purchaser or any other member of the Purchaser Group, the Seller shall have the right (if it so wishes) to control any proceedings taken in connection with the action referred to in paragraph 4.2, and shall in any event be kept informed of any actual or proposed material developments (including any meetings) and shall be provided with copies of all material correspondence and material documentation relating to any Tax Demand, Existing Matter, or such matter or action and such other information, assistance and access to records and personnel as it reasonably requires.
4.4    Subject to this paragraph 4, if the Seller takes control of any proceedings pursuant to paragraph 4.3, the Seller shall:

(a)	keep the Purchaser informed of all actual or proposed material developments known to it concerning the relevant proceedings;

(b)
give reasonable prior notice to the Purchaser of any intended material oral communication or any meeting with a relevant Tax Authority in relation to the relevant proceedings, including details of the proposed agenda and allow the Purchaser to participate in any such communication and/or any such meeting;

(c)
as soon as reasonably practicable provide the Purchaser with copies of or extracts from all material documents (including, if requested, copies of any notes relating to any oral communication or meeting in (b) above) and material correspondence insofar as they relate to the relevant proceedings;

(d)
at least ten Business Days prior to the date of any intended formal submission to a Tax Authority, provide the Purchaser with an opportunity to comment on any material document or correspondence related to the relevant proceedings which is to be submitted to the relevant Tax Authority and shall take the Purchaser's reasonable comments into account in finalising such submission provided that such comments are notified to Seller on a timely basis; and

(e)
subject to prior written approval by the Purchaser (not to be unreasonably withheld or delayed and having particular regard to any regulatory and/or reporting requirements to which any Target Company and/or other member of the Purchaser Group may be subject), be entitled to appoint such person or persons to deal directly with the relevant Tax Authority.

4.5    The Purchaser shall procure that no Tax Demand or Existing Matter in respect of which the Seller could be required to make a payment under this Schedule is settled or otherwise compromised without the Seller’s prior written consent, such consent not to be unreasonably withheld or delayed (a Settlement Consent).

4.6     The Purchaser shall, and shall procure that each Target Company and any of their respective advisers shall, not submit any correspondence or return or send any other document to any Tax Authority where the Purchaser or relevant Target Company is aware that the effect of submitting such correspondence or return or sending such document would, or could reasonably be expected to, put such Tax Authority on notice of any matter which could give rise to, or could increase, a claim under this Schedule, without first affording the Seller a reasonable opportunity to comment thereon and without taking account of Seller's reasonable comments provided that such comments are notified to the Purchaser on a timely basis. For the avoidance of doubt, any failure by the Purchaser or any Target Company (or any of their respective advisers) to comply with the provisions of this paragraph 4.6 shall not give rise to any exclusion from or limitation of the liability of the Seller under this Agreement in respect of such claim and Seller shall have no claim otherwise against the Purchaser or any member of the Purchaser Group in respect of, by reference to on in consequence of any such failure.
4.7    If the Seller does not request the Purchaser to take any appropriate action within ten Business Days of any notice given to the Seller pursuant to paragraph 4.1, the Purchaser shall not satisfy, settle or otherwise compromise the relevant Tax Liability without first having requested a Settlement Consent. If the Seller does not respond to such Settlement Consent request within ten Business Days of the Purchaser having made such request, the Purchaser shall be free to satisfy or settle the relevant Tax Liability on such terms as it may reasonably think fit.
4.8    The Purchaser and the relevant Target Company shall also be free to satisfy or settle the relevant liability on such terms as the Purchaser may reasonably think fit where the liability derives from or arises out of any dishonest or fraudulent act or omission by the Seller or by the relevant Target Company (on or before Closing) or, in either case, any director or officer thereof.
4.9    Nothing in this paragraph 4 shall require the Purchaser to, or procure that the relevant Target Company shall, and the Seller shall not and shall procure that no member of the Seller Group shall, in connection with any Tax Demand:

(a)	do anything which is not true and accurate in all material respects; and/or

(b)
do anything which could reasonably be expected either to give rise to or increase a liability to Tax or result in a loss, reduction, non-availability or deferral of any Purchaser’s Relief for or by any member of the Purchaser Group (a consequential tax liability) in circumstances where the Seller has not agreed fully to indemnify the relevant member of the Purchaser Group against such consequential tax liability; and/or

(c)
do anything which could reasonably be expected to have the effect that a liability to Tax arises in a post-Locked Box Accounts Date period rather than a pre-Locked Box Accounts Date period or in a post-Closing period rather than a pre-Closing period (as the case may be) in circumstances where the Seller has not agreed fully to indemnify the relevant Target Company against such liability; and/or

(d)	take any action if the Purchaser is able to demonstrate (acting reasonably and in good faith) that to do so would have material adverse Tax consequences for any member of the Purchaser Group; and/or

(e)
take any action to the extent that it could reasonably be expected to involve a Target Company contesting any Tax Demand before any court or other appellate body (excluding the Tax Authority which has made the Tax claim) unless Tax counsel (of at least ten years' experience) appointed by agreement between the Seller and the Purchaser and instructed jointly by the Seller and the Purchaser opines, in writing, that such appeal is more likely to succeed than not. The fees of such Tax counsel shall be shared equally between the Purchaser and the Seller.
4.10    This paragraph 4 shall not apply to the Crystal Productions Dispute.

5.	DUE DATE OF PAYMENT AND INTEREST
5.1    The Seller shall pay to the Purchaser any amount payable under this Part of this Schedule on or before the date which is the later of the date ten Business Days after demand is made therefor by the Purchaser and two Business Days before the first date on which the Tax in question is payable to the relevant Tax Authority.
5.2    Where a claim under this Part of this Schedule relates to the use or set off of a Purchaser’s Relief, the Seller shall pay to the Purchaser the amount due under this Part of this Schedule in respect thereof on the later of the date which is two Business Days before the first date on which Tax first becomes payable to the relevant Tax Authority being Tax that would not have been payable but for such use or set off, and ten Business Days after demand is made therefor by the Purchaser.
5.3    Where a claim under this Part of this Schedule relates to costs and expenses referred to in paragraph 2, the Seller shall pay the relevant amount to the Purchaser on or before the date which is the later of ten Business Days after written demand is made therefor by the Purchaser, accompanied by reasonably satisfactory evidence of the nature of the costs and expenses in question, and the fifth Business Day prior to the date when the Target Company concerned becomes liable to pay or incur such costs or expenses.

6.	CRYSTAL PRODUCTIONS DISPUTE
[Intentionally left blank.]

7.	RECOVERY FROM THIRD PARTIES/TAX SAVINGS FOLLOWING A CLAIM
7.1    Paragraph 7.2 shall apply to recovery from third parties and paragraph 7.4 shall apply to benefits.
7.2    Subject to this paragraph 7, in circumstances where the Seller has made a payment to the Purchaser in settlement of a Claim under this Schedule in respect of a Tax Liability (and such payment has not been refunded by the Purchaser) and any member of the Purchaser Group either receives or has received, or is entitled to recover, from any person (other than any other member of the Purchaser Group, but including for the avoidance of doubt any Tax Authority) a payment which would not have arisen but for that Tax Liability or the circumstances giving rise thereto, then:

(a)
upon the Purchaser becoming so aware, the Purchaser shall notify the Seller of that fact as soon as reasonably practicable and if so required by the Seller shall (subject to the Purchaser and the relevant member of the Purchaser Group being indemnified to the Purchaser's reasonable satisfaction against any Liabilities which may be thereby incurred by the Purchaser or any other member of the Purchaser Group, acting reasonably) take (or shall procure that the relevant member of the Purchaser Group shall take) such action as the Seller may reasonably request to enforce recovery of such payment (keeping the Seller informed of the progress of any material action taken including the provision of copies of all material correspondence and documentation), provided that neither the Purchaser nor any member of the Purchaser Group shall be obliged to take any action which the Purchaser (acting in good faith and reasonably) demonstrates would have material adverse tax consequences for any member of the Purchaser Group; and

(b)
if the Purchaser or the relevant member of the Purchaser Group receives a payment in respect of the relevant Tax Liability (including by way of credit or set-off), the Purchaser shall account to the Seller in accordance with paragraph 7.3 below for a sum equal to the lesser of (being the third party amount):

(i)
a sum equal to the payment so recovered (less, (x) any Tax actually suffered thereon and (y) any Liabilities incurred in establishing or obtaining such refund which are within the indemnity referred to in paragraph 7.2(a) but have not yet been reimbursed by the Seller (and for the avoidance of doubt, such indemnity shall be satisfied by this deduction, to the extent of this deduction); and

(ii)the amount paid by the Seller in respect of the relevant Tax Liability or other matter (and not previously refunded).
7.3    Any sum to be accounted for under paragraph 7.2(b) above shall be dealt with as follows:

(a)	it shall be set against any payment then due from the Seller under this Agreement; and

(b)
to the extent of any excess it shall, if no other Claims are outstanding against the Seller, be paid to the Seller as soon as practicable after receipt of the amount or, if Claims are outstanding against the Seller, following resolution of all such outstanding Claims against the Seller (as the case may be).

7.4    Subject to this paragraph 7, in circumstances where the Seller has made a payment to the Purchaser in settlement of a Claim under this Schedule in respect of a Tax Liability (and such payment has not been refunded by the Purchaser) and any member of the Purchaser Group either receives, or has received, or is entitled to obtain a Relief in respect of that Tax Liability which would not have arisen but for that Tax Liability or the circumstances giving rise thereto (a Benefit), then:

(a)
upon the Purchaser becoming so aware, the Purchaser shall notify the Seller of that fact as soon as reasonably practicable and if so required by the Seller shall (subject to the Purchaser and the relevant member of the Purchaser Group being indemnified to the Purchaser's reasonable satisfaction against any Liabilities which may be thereby incurred by the Purchaser or any member of the Purchaser Group, acting reasonably) take (or shall procure that the relevant member of the Purchaser Group shall take) such action as the Seller may reasonably request to obtain such Relief (keeping the Seller informed of the progress of any action taken including the provision of copies of all material correspondence and documentation), provided that neither the Purchaser nor any member of the Purchaser Group shall be obliged to take any action which the Purchaser (acting in good faith and reasonably) demonstrates would have material adverse tax consequences for any member of the Purchaser Group; and

(b)	if the Purchaser or the relevant member of the Purchaser Group receives or obtains a Benefit which has been utilised to give rise to an actual cash Tax saving to such relevant member of the Purchaser Group, the Purchaser shall pay to the Seller a sum equal to the lesser of (being the tax saving amount):

(i)
the amount of the actual cash Tax saving to the relevant member of the Purchaser Group less any Liabilities incurred in establishing, obtaining or so utilising the relevant Benefit which are within the indemnity referred to in paragraph 7.4(a) but have not yet been reimbursed by the Seller (and for the avoidance of doubt, such indemnity shall be satisfied by this deduction, to the extent of this deduction); and

(ii)the amount paid by the Seller in respect of the relevant Tax Liability (and not previously refunded), except where any amount so saved would otherwise have given rise to a claim under this Agreement (in which event no such claim shall be made).
7.5    The Purchaser shall only be obliged to account to the Seller in accordance with paragraph 7.4(b) in respect of a Benefit to the extent that the Purchaser is satisfied (acting reasonably and in good faith) that such accounting will not:

(a)	prejudice any of the entitlement of the relevant person to such Benefit (other than through accounting for it to the Seller); nor

(b)	result in the loss, reduction or non-availability of the actual Tax saving obtained from the utilisation of such Benefit.
7.6    Any sum to be accounted for under paragraph 7.4 above shall, if no other Claims are outstanding against Seller, be due as follows:

(a)	in a case where the relevant member of the Purchaser Group receives a payment, within ten Business Days of the receipt thereof; and

(b)
in a case where the relevant member of the Purchaser Group is required to pay a tax saving amount to the Seller in respect of a Benefit, within ten Business Days of the date on which Tax would have become payable to a Tax Authority but for the use of such Benefit.

7.7    No member of the Purchaser Group shall be obliged to utilise a Benefit in priority to the utilisation of competing Reliefs (if any) but the Purchaser shall, and shall procure that the relevant member of the Purchaser Group shall, approach the utilisation of such Reliefs in a commercially reasonable manner, without reference to the obligation provided for in this paragraph 7 to pass back Benefits to the Seller.
7.8    For the purposes of this paragraph, any payment or Benefit shall not include any Crystal Productions Cash Refund.

8.	PURCHASER COVENANT
8.1    The Purchaser covenants with the Seller to pay to the Seller an amount equivalent to any Tax or any amount on account of Tax which any member of the Seller’s Tax Group is required to pay as a result of a failure by any Target Company, or any other member of the Purchaser’s Tax Group, to discharge that Tax.

8.2    The covenant contained in paragraph 8.1 shall:

(a)	extend to any reasonable costs and expenses properly incurred by the Seller in connection with a successful claim made under paragraph 8.1;

(b)
not apply to Tax to the extent that the Purchaser could claim in respect of it under this Schedule (or would have been able to claim but for paragraph 1(b) of Schedule 6, except to the extent a payment has been made to the Purchaser pursuant to this Schedule in discharge of such claim (and not previously refunded) and the Tax to which such payment relates was not paid by the Target Company concerned;

(c)	not apply to Tax to the extent it has been recovered under any relevant statutory provision (and the Seller shall procure that no such recovery is sought to the extent that payment is made hereunder);

(d)
not apply to Tax which would not have arisen but for the Seller failing to make payment (or failing to procure that a member of the Seller Group makes payment) to the relevant Tax Authority of an amount of Tax equal to the payment made by the Purchaser to the Seller hereunder in respect of such tax not later than 5 Business Days following the date such payment is made hereunder; and

(e)
not apply unless the Purchaser receives from the Seller written notice of the Claim before the date that falls three months after the expiry of the relevant statute of limitation in respect of the Liability or circumstance which gives rise to the Claim under paragraph 8.1.

8.3    Paragraphs 4.1 to 4.4, 4.7 to 4.8 and 5 (conduct of disputes and due date for payment) shall apply to the covenant contained in paragraph 8.1 as they apply to the covenants contained in paragraph 1.1, replacing references to the Seller by the Purchaser (and vice versa) where appropriate, and making any other necessary modifications.
8.4    Notwithstanding any other provision of this Agreement, where the same Relief, benefit or advantage gives rise to an entitlement of the Seller under two or more provisions of this Agreement, the Seller shall not be entitled to repayment, recovery of, exclusion or limitation of liability in respect of, or credit or set-off for, the same amount in respect of such Relief, benefit or advantage more than once.

9.	CONDUCT OF PRE‑CLOSING TAX AFFAIRS
9.1    Interpretation. In this paragraph 9 and in paragraph 10:
Pre‑Closing Tax Affairs means the Tax affairs of the Target Companies for which the Seller is responsible under this paragraph 9;
Tax Documents means the Tax Returns, claims and other documents which the Seller is required to prepare on behalf of the Target Companies under paragraph 9.2(a) and 9.2(b);
Tax Return means any return required to be made to any Tax Authority of income, profits or gains or of any other amounts or information relevant for the purposes of Tax, including any related accounts, computations and attachments; and

Time Limit means the latest date on which a Tax Document can be executed or delivered to a relevant Tax Authority either without incurring interest or a penalty, or in order to ensure that such Tax Document is effective.
Rights and Obligations of the Seller
9.2    Subject to and in accordance with the provisions of this paragraph 9 the Seller or its duly authorised agents shall, in respect of all Accounting Periods ending on or before Closing, and at its own cost:

(a)	prepare and submit the Tax Returns of each of the Target Companies;

(b)	prepare and submit on behalf of each of the Target Companies all claims, elections, surrenders, disclaimers, notices, consents and other relevant filings for the purposes of Corporate Income Tax; and

(c)
(subject to paragraphs 4 and the terms of the Crystal Productions Dispute Letter) deal with all matters relating to Tax which concern or affect the Target Companies, including the conduct of all negotiations and correspondence and the reaching of all agreements relating thereto or to any Tax Documents, but excluding payment of Tax.

9.3    The Seller or its duly authorised agents shall deliver all Tax Documents which are required to be signed by or on behalf of any Target Company to the Purchaser for authorisation and signing. If a Time Limit applies in relation to any Tax Document, the Seller shall ensure that the Purchaser receives the Tax Document no later than ten Business Days before the expiry of the Time Limit.
9.4    The Seller shall procure that:

(a)
the Purchaser receives copies of all written correspondence or documentation from any Tax Authority (including, if requested, copies of any notes relating to any oral communication or meeting in (e) below) insofar as it is relevant to the Pre‑Closing Tax Affairs, as soon as reasonably practicable following receipt of such correspondence by the Seller or the relevant Target Company;

(b)
the Purchaser is kept properly informed of any actual or proposed material progress or developments in agreeing and finalising the Tax Affairs of the Target Companies for which it is responsible under paragraph 9.2;

(c)
within a reasonable period of time (and in any event not less than ten Business Days prior to the date of intended submission to the relevant Tax Authority), the Purchaser is provided with an opportunity to comment on any Tax Document to be submitted to such Tax Authority and that reasonable consideration is given to such comments in finalising such Tax Document (provided such amendments are notified to the Seller on a timely basis);

(d)
the Purchaser receives copies of all written correspondence sent to any Tax Authority insofar as it is relevant to the Pre-Closing Tax Affairs, promptly after despatch of such correspondence by the Seller or the relevant Target Company;

(e)
the Purchaser is given reasonable prior notice of any intended oral communication or meeting with a relevant Tax Authority in relation to agreeing and finalising the Tax affairs of the relevant Target Company, including details of the proposed agenda and allow the Purchaser or its representatives to listen live to such communication and attend any such meeting; and

(f)	no Tax Document is submitted to any Tax Authority which is not true and accurate in all respects, and not misleading.
Obligations of the Purchaser
9.5    The Purchaser shall procure that:

(a)
the Seller and its duly authorised agents are afforded such access (including the taking of copies) to the books, accounts and records of the Target Companies and such other assistance as it or they reasonably require to enable the Seller to discharge its obligations under paragraph 9.2 and to enable the Seller and any member of the Seller’s Tax Group (acting reasonably) to comply with its own Tax obligations or facilitate the management or settlement of its own Tax affairs in respect of the pre-Closing period, subject to the Seller having agreed to reimburse the Purchaser and any relevant Target Company for its out of pocket costs and expenses reasonably incurred in providing such access and assistance;

(b)	the Seller is promptly sent a copy of any communication received by the Purchaser or a Target Company from any Tax Authority insofar as it relates to the Pre‑Closing Tax Affairs; and

(c)
following prior approval by the Purchaser (not to be unreasonably withheld or delayed and having particular regard to any regulatory and/or reporting requirements to which any Target Company and/or other member of the Purchaser's Tax Group may be subject) of the nominated person or persons, there is given to such person or persons as may for the time being be nominated by the Seller authority to conduct the Pre-Closing Tax Affairs in accordance with the provisions of this Schedule, and that such authority is confirmed to any relevant Tax Authority.

9.6    The Purchaser shall (subject to this paragraph below) be obliged to procure that each of the Target Companies shall cause any Tax Document delivered to it under paragraph 9.3 to be authorised and signed without delay and without amendment, and returned to the Seller for submission.
Rights of the Purchaser
9.7    Nothing in this paragraph 9 shall require the Purchaser to, or procure that the relevant Target Company shall, and the Seller shall not and shall procure that no member of the Seller Group shall:

(a)	do anything which is not true and accurate in all material respects; and/or

(b)
do anything which could reasonably be expected to give rise to a consequential tax liability (as defined in paragraph 4.9(b) above) in circumstances where the Seller has not agreed fully to indemnify the relevant member of the Purchaser Group against such consequential tax liability; and/or

(c)
do anything which could reasonably be expected to have the effect that a Tax Liability arises in a post-Locked Box Accounts Date period rather than a pre-Locked Box Accounts Date period or a post-Closing period rather than a pre-Closing period (as the case may be) in circumstances where the Seller has not agreed fully to indemnify the relevant Target Company against such Tax Liability; and/or

(d)	take any action if the Purchaser is able to demonstrate (acting reasonably and in good faith) that to do so would have material adverse Tax consequences for any member of the Purchaser Group.
9.8    The Purchaser shall be under no obligation to procure the authorisation or signing of any Tax Document delivered to it under paragraph 9.3 which it considers in its reasonable opinion to be false or misleading in any respect, or to be contrary to applicable law in any respect, but for the avoidance of doubt shall be under no obligation to make any enquiry as to the completeness or accuracy thereof and shall be entitled to rely entirely on the Seller and its agents.
9.9    For the avoidance of doubt, paragraph 4 applies in relation to any Tax Demand and in the event of any conflict between paragraph 4 and this paragraph 9, paragraph 4 shall prevail.

10.	CONDUCT OF OTHER TAX AFFAIRS
10.1    Subject to paragraph 4 and the terms of the Crystal Productions Dispute Letter, and subject to this paragraph 10, the Purchaser or its duly authorised agents shall have sole conduct of all Tax affairs of each of the Target Companies which are not Pre‑Closing Tax Affairs and shall be entitled to deal with such Tax affairs in any way in which it, in its absolute discretion, subject to paragraph 10.2, considers fit.
10.2    In respect of any Accounting Period commencing prior to Closing and ending after Closing (a Straddle Period) the Purchaser shall procure that the Tax Returns of each Target Company shall be prepared on a basis which is consistent with the manner in which those Tax Returns were prepared for all Accounting Periods ending prior to Closing, unless a different basis is required by applicable law and/or generally accepted accounting principles. If in the case of a Target Company the manner in which the Tax Returns for periods ending prior to Closing were prepared is not consistent, such Tax Returns for that Target Company in respect of the Straddle Period shall be prepared on a basis which is consistent with the manner in which the Tax Returns for the Accounting Period ending immediately before the Straddle Period have been prepared, unless a different basis is required by applicable law and/or generally accepted accounting principles.
10.3    The Purchaser shall procure that the Target Companies provide to the Seller a reasonable opportunity to review all Tax Returns for Tax purposes to the extent that such Tax Returns relate to the pre-Closing part of the Straddle Period no later than ten Business Days before the date on which such Tax Returns are required to be filed with the appropriate Tax Authority. The Purchaser shall further procure that the Target Companies shall take the Seller’s reasonable comments into account before the Tax Returns are submitted to the appropriate Tax Authority provided that such comments are notified to the Purchaser on a timely basis and to the extent that such comments relate to the pre-Closing part of the Straddle Period.
10.4    The Seller shall provide such assistance as the Purchaser shall reasonably request in preparing all Tax Returns relating to the Straddle Period.

Part C: Withholdings, Gross Up and VAT

1.	WITHHOLDINGS
1.1    All sums payable under this Agreement or for breach of any of the Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law.
1.2    If any deduction or withholding is required by law from any payment in respect of a Seller Obligation or a Purchaser Obligation then, except in relation to interest, the payer shall pay the payee such additional amount as will, after such deduction or withholding has been made, leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.
1.3    If any sum paid in respect of a Seller Obligation or a Purchaser Obligation is required by law to be brought into charge to Tax then, except in relation to interest, the payer shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such total amount, is equal to the amount that would otherwise be payable.
1.4    To the extent that any deduction, withholding or Tax in respect of which an additional amount has been paid under paragraphs 1.2 or 1.3 above results in the payee obtaining a Relief (all reasonable endeavours having been used to obtain such Relief), the payee shall pay to the payer, within ten Business Days of obtaining the benefit of the Relief, an amount equal to the lesser of the actual cash Tax saving to the payee arising from the utilisation of such Relief obtained and the additional sum paid under paragraph 1.2 or 1.3 (the withholding relief). The payee shall only be obliged to account to payer for the withholding relief to the extent that the payee is satisfied (acting reasonably and in good faith) that such accounting will not: (a) prejudice any of the entitlement of the payee to the relief (other than through accounting for it to the payer); nor (b) result in the loss, reduction or non-availability of the actual Tax saving obtained by the payee from the utilisation of such Relief.
1.5    The quantum of the Purchaser's obligation under paragraphs 1.2 and 1.3 shall not exceed the Price.
1.6    Notwithstanding clause 19.3, paragraphs 1.2 and 1.3 above shall not apply to the extent that the deduction, withholding or Tax would not have arisen but for an assignment by the payee of any of its rights under this Agreement.
Part D: Definitions and Interpretation

1.	DEFINITIONS
1.1    In this Schedule the following definitions shall have the following meanings:
Accounting Period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;
Actual Tax Liability means a liability of any Target Company to make or suffer an actual payment of Tax or an amount in respect of Tax (whether or not it is directly or primarily the liability of or chargeable against or to the Target Company and whether or not the Target Company has, or may have, a right of recovery or reimbursement from any other person);

Corporate Income Tax means any tax on income, profits or gains;
Crystal Productions Cash Refund means any amount received by a Target Company as a refund of any Tax (for the avoidance of doubt, whether by payment, credit or set-off), including penalties and interest, previously paid to a Tax Authority in connection with the subject matter of the Crystal Productions Dispute (and does not include, for the avoidance of doubt, any other losses or Reliefs);
Debt Collection Companies means Aktiv Kapital Financial Services AS (979 112 300), Aktiv Kapital Sverige Services AB (556189-4493), Aktiv Kapital Deutschland GmbH (HRB 18837), Aktiv Kapital OY (Finland) (1569394-6), Aktiv Kapital Acquisitions Inc. (86585 0879, Aktiv Kapital Portfolio Collection AS (995 262 584), Aktiv Kapital Collection SLU (B-80568769), Aktiv Kapital Inkasso GmbH (FN 207430 w) and Aktiv Kapital (UK) Ltd. (4267803);
Deemed Tax Liability means the use or set off of any Purchaser’s Relief in circumstances where, but for such use or set off, an Actual Tax Liability would have arisen in respect of which the Purchaser would have been able to bring a successful claim against the Seller under this Schedule 8 (the amount of the Tax Liability for these purposes being deemed to be equal to the amount of the Actual Tax Liability that is saved by the use or set off of the Purchaser’s Relief), save that although no member of the Purchaser Group shall be obliged to utilise a Relief other than a Purchaser’s Relief in priority to the utilisation of any Purchaser’s Relief, the Purchaser shall, and shall procure that the relevant member of the Purchaser Group shall, approach the utilisation of such Reliefs in a commercially reasonable manner and without reference to the covenant provided for at paragraph 1.1(b) of Part B of this Schedule;
Event means any payment, act, transaction, omission or occurrence of whatever nature and includes the death of any person, any person ceasing to be treated as resident for Tax purposes in any jurisdiction, the entry into and completion of this Agreement, a company becoming, being or ceasing to be a member of a group of companies (however defined) for the purposes of any Tax and a company ceasing to be connected or associated with any other person for the purposes of any Tax;
Existing Matters means the Finnish Tax Matter and the UK VAT Cases;
Finnish Tax Matter means the pending tax audit of Aktiv Kapital Portfolio OY regarding Finnish business income tax, VAT and tax prepayment for the tax year 2009 and subsequent years;
Norway Ruling means the 18 June 2009 assessment decision for Aktiv Kapital First Investment Ltd (case number 2004-054 KV);
Permanent Establishment Liability has the meaning given to it in paragraph Part B3.1(f);
Portfolio Owners means Aktiv Kapital Portfolio AS (942 464 347), its Swiss branch; Aktiv Kapital Portfolio AS, Oslo, Zweigniederlassung ZUG (CH-400.9.032.183-7), Aktiv Kapital Holding AG (CHE-116.343.570), AK Portfolio Holding AB (994 932 462), AK Nordic AB (987 710 128) and Aktiv Kapital Portfolio Oy (994 952 420);
Purchaser's Relief means:

(a)	any Relief arising to any Target Company to the extent that it arises in respect of an Event occurring or period after the Locked Box Accounts Date; and

(b)	any Relief arising to any member of the Purchaser’s Group (other than any Target Company);
Purchaser’s Tax Group means the Purchaser and any other company or companies which either are or become after Closing, or have previously been, treated as members of the same group as, or otherwise connected or associated in any way with, the Purchaser for any Tax purpose, including, following Closing, the Target Companies;
Relief includes any allowance, credit, deduction, exemption or set‑off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to or actual repayment of or saving of Tax (including any repayment supplement, fee or interest in respect of Tax) and any reference to the use or set off of Relief shall be construed accordingly;
Seller’s Tax Group means the Seller and any other company or companies (other than any Target Company) which either are or become after Closing, or have previously been, treated as members of the same group as, or otherwise connected or associated in any way with, the Seller for any Tax purpose;
Swiss Rulings means the following rulings or tax agreements for Aktiv Kapital Holding AG and Aktiv Kapital Portfolio AS, Oslo, Zweigniederlassung Zug:

(a)	Aktiv Kapital Holding AG (AKH), Schöftland/Canton of Aargau (CHE-161.343.570):

(i)
Confirmation from the Swiss Federal Tax Administration dated October 10, 2013 that the double tax treaty between Switzerland and Norway is applicable and the notification procedure applicable on dividends distributed by AKH;

(ii)	Tax ruling regarding income and capital taxes for the canton of Argovia (confirmed by tax authority of the canton of Aargau on January 7, 2014); and

(iii)	Confirmation from the Swiss Federal Tax Administration with regard to the tax treatment of depreciations dated January 15, 2014;

(b)	Aktiv Kapital Portfolio AS, Oslo, Zweigniederlassung Zug (AK ZN Zug), Zug/Canton of Zug (CHE-115.187.385):

(i)
Tax ruling on cantonal level regarding privileged status as mixed company for income and capital taxes in the canton of Zug (submitted to the tax authority of the canton of Zug on February 4, 2014; with confirmation received on 5 February 2014);

(ii)	Tax ruling on Cantonal level regarding income and capital taxes confirmed by tax authority of the canton of Zug on February 15, 2011 (replaced by ruling dated February 4, 2014); and

(iii)
Ruling with the Swiss Federal Tax Administration dated September 17, 2009 regarding withholding tax and double tax treaty aspects of the reorganization and liquidation of Aktiv Kapital Portfolio Investments AG; and

(c)
Swiss subsidiaries - Transfer pricing: Aktiv Kapital Holding AG and Aktiv Kapital Portfolio AS, Oslo, Zweigniederlassung Zug: Tax rulings regarding income taxes (applied for November 30, 2012; confirmed by tax authority of the canton of Argovia on December 11, 2012, by tax authority of the canton of Zug on December 20, 2012, by the Federal tax authority on December 20, 2012);

Tax Demand means the issue of any notice, demand, assessment, letter or other document or communication issued by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority (including the imposition, or any document referring to the possible imposition, of any withholding of or on account of Tax) from which it appears that a Tax Liability may be incurred by or may be imposed on any Target Company, being a Tax Liability which could give rise to a liability for the Seller under Part A or Part B of this Schedule (whether alone or in conjunction with other Claims);
Tax Liability means an Actual Tax Liability or a Deemed Tax Liability;
Transfer Pricing Liability has the meaning given to it in paragraph 3.1(e) of Part B of this Schedule;
UK VAT Cases means the ongoing dispute between Aktiv Kapital (UK) Ltd and HM Revenue & Customs (HMRC) regarding UK VAT on collections services to Aktiv Kapital First Investment Ltd (Bermuda); and
VAT Directive means the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) including any legislation and regulations supplemental thereto.

2.	INTERPRETATION
2.1    General. In this Schedule references to:

(a)	claims, liabilities or payments under this Schedule shall include, for the avoidance of doubt, claims, liabilities and payments in respect of a breach of any of the Tax Warranties.

(b)
any liability to or in respect of Tax includes any liability to Tax whether or not it is directly or primarily the liability of or chargeable against or to a Target Company (whether or not such Target Company has or may have a right of recovery or reimbursement from any other person);

(c)
income, profits or gains earned, accrued or received shall include income, profits or gains which are deemed to have been earned, accrued or received for the relevant Tax purpose and income profits or gains earned, accrued or received on or before a relevant time or in respect of a period ending on or before a relevant time shall include income, profits or gains deemed or treated for the relevant Tax purpose to have or as having been earned, accrued or received on or before such relevant time or in respect of that period;

(d)
any Event includes any actual Event or any deemed Event (for the purposes of any relevant Tax) and any Event occurring or commencing on or before a particular date or time shall include the case where such Event is deemed or treated for the relevant Tax purpose as having occurred or commenced on or before that date or time;

(e)	"in respect of Tax" includes:

(i)
a payment pursuant to a group, affiliated, consolidated, unitary or other combined filing, Tax pooling, Tax indemnity or Tax sharing arrangement (or any similar or equivalent arrangement in any relevant jurisdiction) in existence prior to Closing but only to the extent the amount of any such liability relates to Tax;

(ii)	a payment to a member of the Seller’s Tax Group, or a repayment to a member of the Seller’s Tax Group of the whole or part of any payment, for or in respect of any Relief; and

(iii)
a payment pursuant to any warranty, covenant, indemnity or reimbursement obligation in respect of Tax (other than to another Target Company) but only to the extent the amount of any such liability relates to Tax;

(f)	any pre-Closing period in this Schedule shall include any period (or part of any period) ending on or before Closing;

(g)	any post-Closing period in this Schedule shall include any period (or part of any period) commencing after Closing;

(h)	any pre-Locked Box Accounts Date period in this Schedule shall include any period (or part of any period) ending on or before the Locked Box Accounts Date; and

(i)	any post-Locked Box Accounts Date period in this Schedule shall include any period (or part of any period) commencing after the Locked Box Accounts Date.
2.2    Ordinary course. In this Schedule the following shall not be considered to be in the ordinary course of business:
(a)    the declaration or payment of any dividend or the making of any distribution or deemed distribution or the repayment of other return of any share capital except for any group contributions (“konsernbidrag”) declared, made or given by a Target Company and except in connection with the Subsidiary Rationalisation Process;
(b)    a Target Company ceasing (or being deemed to cease) or becoming (or being deemed to become) for Tax purposes to be a member of any group or associated with any person;
(c)    any Event in circumstances where the consideration (if any) received by or as the case may be, paid by the relevant Target Company in respect thereof is less than the consideration deemed to have been received or more than the consideration deemed to have been paid for Tax purposes (as the case may be) and otherwise, any Event which, for Tax purposes, gives rise to deemed rather than actual income, profits, gains or supplies;
(d)    any Event which gives rise to a liability to or in respect of Tax in respect of the income, profits or gains, whether actual or deemed, of any non-resident person or any other person other than the Target Company in question;
(e)    the change in any of, the accounting reference date of a member of any Target Company, any accounting policies of any Target Company or any Tax reporting or Tax policies of any Target Company;
(f)    the failure by any Target Company to deduct or withhold any Tax from any payment (deemed to be made or otherwise) to the extent required by law or, if due, to account to any Tax Authority for such Tax;

(g)    any cessation of trade by, or any major change in the nature or conduct of trade of any Target Company;
(h)    any failure by any Target Company to comply with the provisions of applicable Tax law, the entry into any Tax avoidance scheme by any Target Company or any Event where the sole or a main purpose of which was the avoidance of Tax;
(i)    a Target Company: (i) ceasing to be or becoming (or being deemed to cease to be or being deemed to become) resident for Tax purposes; (ii) ceasing to or starting to (or being deemed to cease to or being deemed to start to) carry on a trade through a branch, agency or permanent establishment; or (iii) ceasing to be or becoming (or being deemed to cease to be or being deemed to become) subject to Tax, in each case in any jurisdiction; or
(j)    the liquidation, winding up, dissolution or event of insolvency in respect of a Target Company except as part of the Subsidiary Rationalisation Process, but, for the avoidance of doubt, the method of amortisation of any debt portfolio of a Target Company shall, to the extent it is consistent with such treatment in the accounting period ending immediately prior to the relevant period, be treated as being in the ordinary course of business.
2.4    Part B: deemed end of Accounting Period. In Part B of this Schedule:

(a)	for the purposes of determining whether:

(i)	a Tax Liability or Relief has arisen, or
(ii)any Target Company is or becomes entitled to a right to repayment or receives an actual repayment of Tax in either case, in respect of a period ended on or before Closing or in respect of a period commencing after Closing, an Accounting Period of the Target Company concerned shall be deemed to have ended on Closing; and

(b)	for the purposes of determining whether:
(i)any income, profits or gains have been earned, accrued or received, or
(ii)an Event has occurred
in either case, on or before Closing or after Closing, an Accounting Period of the Target Company concerned shall be deemed to have ended on Closing.
2.3    Part B: paragraph references. References in Part B of this Schedule to paragraphs are, unless otherwise stated, references to paragraphs in Part B.

SCHEDULE 9

TARGET COMPANY INFORMATION
Part A    :Details of the Company

Name:	Aktiv Kapital AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	19 March 1991
Registered Number:	960 545 397
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Harald Lauritz Thorstein Per-Erik Åsmyr Geir Langfeldt Olsen
Company Secretary:	Not applicable
Issued Capital:	NOK 4,504,749.90
Shareholders:	Geveran Trading Company Ltd.
Part B    : Details of the Subsidiaries
Norway

Name:	Aktiv Kapital Financial Services AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	29 July 1997
Registered Number:	979 112 300
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Director:	Jan Husby
Company Secretary:	Not applicable
Issued Capital:	NOK 1,000,000.00
Shareholders:	Aktiv Kapital AS

Name:	Aktiv Kapital Portfolio AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	14 October 1986
Registered Number:	942 464 347
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby Ingvald Sikveland Leif Jarl
Company Secretary:	Not applicable
Issued Capital:	NOK 13,787,878.00
Shareholders:	Aktiv Kapital AS

Name:	Aktiv Kapital Investment AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	31 May 2011
Registered Number:	997 016 556
Registered Office:	Christian Kroghs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby Øystein Sindre Dannevig Tom Stian Haugerud
Company Secretary:	Not applicable
Issued Capital:	NOK 350,000.00
Shareholders:	Aktiv Kapital AS

Name:	Aktiv Kapital Portfolio Collection AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	15 February 2010
Registered Number:	995 262 584
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby Leif Jarl Ingvald Sikveland
Company Secretary:	Not applicable
Issued Capital:	NOK 100,000.00
Shareholders:	Aktiv Kapital Financial Services AS

Name:	Aktiv Kapital Sourcing AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	02 June 1997
Registered Number:	879 174 392
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby Leif Jarl Ingvald Sikveland
Company Secretary:	Not applicable
Issued Capital:	NOK 1,000,000.00
Shareholders:	Aktiv Kapital Portfolio AS

Name:	Crystal Production AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	18 April 1989
Registered Number:	851 634 142
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby Ingvald Sikveland Leif Jarl
Company Secretary:	Not Applicable
Issued Capital:	NOK 6,498,301.50
Shareholders:	Aktiv Kapital Portfolio AS

Name:	Crystal Ocean AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	12 December 1997
Registered Number:	979 470 932
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby
Company Secretary:	Not Applicable
Issued Capital:	NOK 100,000,000.00
Shareholders:	Crystal Production AS

Name:	Green Sea AS
Type of Company:	Private Limited Liability Company (Norwegian: “aksjeselskap”)
Date of Incorporation:	8 December 1993
Registered Number:	968 253 980
Registered Office:	Christian Krohgs gate 16, 0186 Oslo, Norway
Directors:	Jan Husby Leif Jarl Ingvald Sikveland
Company Secretary:	Not Applicable
Issued Capital:	NOK 361,500,000.00
Shareholders:	Crystal Production AS

Sweden

Name:	AK Portfolio Holding AB
Type of Company:	Private Limited Liability Company
Date of Incorporation:	2 August 2002
Registered Number:	556631-8712
Registered Office:	753 83 Uppsala, Uppsala län, Uppsala kommun, Sweden
Directors:	Jan Husby Leif Jarl Ingvald Sikveland
Company Secretary:	Not Applicable
Issued Capital:	SEK 1,000,100
Shareholders:	Aktiv Kapital Portfolio AS

Name:	AK Nordic AB
Type of Company:	Private Limited Liability Company
Date of Incorporation:	1 August 1978
Registered Number:	556197-8825
Registered Office:	753 83 Uppsala, Uppsala län, Uppsala kommun, Sweden
Directors:	Henning Dokset Per Kumle Tom Stian Haugerud
Company Secretary:	Not Applicable
Issued Capital:	SEK 53,840,000
Shareholders:	AK Portfolio Holding AB

Name:	Aktiv Kapital Sverige Services AB
Type of Company:	Private Limited Liability Company
Date of Incorporation:	1 April 1975
Registered Number:	556189-4493
Registered Office:	753 83 Uppsala, Uppsala län, Uppsala kommun, Sweden
Directors:	Jorund Granholt Lena Eriksson
Company Secretary:	Not applicable
Issued Capital:	SEK 100,000.00
Shareholders:	Aktiv Kapital Financial Services AS

Name:	AK Sverige AB
Type of Company:	Private Limited Liability Company
Date of Incorporation:	7 January 1935
Registered Number:	556033-8104
Registered Office:	753 83 Uppsala, Sweden
Directors:	Ingvald Sikveland Öystein Sindre Dannevig Leif Jarl
Company Secretary:	Not Applicable
Issued Capital:	SEK 5,000,000
Shareholders:	Aktiv Kapital Financial Services AS

Name:	Global Finance Scandinavia AB
Type of Company:	Private Limited Liability Company
Date of Incorporation:	1 March 1989
Registered Number:	556355-9094
Registered Office:	753 83 Uppsala, Sweden
Directors:	Sven Håkan Bernhard
Company Secretary:	Not Applicable
Issued Capital:	SEK 100,000
Shareholders:	AK Sverige AB

UK

Name:	Aktiv Kapital (UK) Ltd
Type of Company:	Private Limited Company
Date of Incorporation:	9 August 2001
Registered Number:	4267803
Registered Office:	Wells House 15/17 Elmfield Road Bromley Kent, BR1 1LT, United Kingdom
Directors:	Tiku Patel David Sheridan
Company Secretary:	SP Legal Secretaries Limited
Issued Capital:	GBP 400,000
Shareholders:	Aktiv Kapital Financial Services AS

Name:	Aktiv Kapital Asset Investments Ltd (UK)
Type of Company:	Private Limited Company
Date of Incorporation:	13 August 2001
Registered Number:	4269175
Registered Office:	c/o Ernst & Young LLP 1 More London Place London SE1 2AF
Directors:	Jan Husby
Company Secretary:	SP Legal Secretaries Limited
Issued Capital:	GBP 11,199,999
Shareholders:	Aktiv Kapital Portfolio AS

Canada

Name:	Aktiv Kapital Canada Ltd
Type of Company:	Private Limited Liability Company
Date of Amaglamation:	1 January 2008
Registered Number:	4461045
Registered Office:	1001-130 Dufferin Ave, London, Canada ON N6A 5R2
Directors:	Tiku Patel Rod Hooktwith
Company Secretary:	Rod Hooktwith
Issued Capital:	100 Common Shares 12,396,819.27 Preference Shares
Shareholders:	Aktiv Kapital Financial Services AS

Name:	Aktiv Kapital Acquisition Inc.
Type of Company:	Private Limited Liability Company
Date of Amalgamation:	1 January 2009
Registered Number:	4508343
Registered Office:	1001-130 Dufferin Ave, London, Canada ON N6A 5R2
Directors:	Tiku Patel Rod Hooktwith James Gignac
Company Secretary:	Rod Hooktwith
Issued Capital:	1,000 Common Shares
Shareholders:	Aktiv Kapital Canada Ltd

Finland

Name:	Aktiv Kapital Portfolio Oy
Type of Company:	Private Limited Liability Company
Date of Registration:	10 December 1999
Registered Number:	1569399-7
Registered Office:	Yliopistonkatu 7, 00100 Helsinki / PL 274, 00101 Helsinki, Finland
Directors:	Jan Husby Leif Jarl Ingvald Sikveland
Company Secretary:	Not Applicable
Issued Capital:	EUR 5,066,184.00
Shareholders:	Aktiv Kapital Portfolio AS

Name:	Aktiv Kapital Oy
Type of Company:	Private Limited Liability Company
Date of Incorporation:	10 December 1999
Registered Number:	1569394-6
Registered Office:	Yliopistonkatu 7, 00100 Helsinki / PL 274, 00101 Helsinki, Finland
Directors:	Tiku Patel Jørund Grandholt Mikko Pärssinen
Company Secretary:	Not applicable
Issued Capital:	EUR 168.187,93
Shareholders:	Aktiv Kapital Financial Services AS

Switzerland

Name:	Aktiv Kapital Holding AG
Type of Company:	Private Limited Liability Company
Date of Incorporation:	10 December 2010
Registered Number:	CHE-116.343.570
Registered Office:	Holzikerstrasse 2, 5040 Schöftland, Switzerland
Directors:	Henning Dokset
Company Secretary:	Not applicable
Issued Capital:	CHF 100,000.00
Shareholders:	Aktiv Kapital Portfolio AS

Germany

Name:	Aktiv Kapital Deutschland GmbH
Type of Company:	Private Limited Liability Company
Date of Incorporation:	18 March 2002
Registered Number:	HRB 18837
Registered Office:	Am Silberpalais 1, 47057 Duisburg, Germany
Directors:	N/A
Company Secretary:	Not applicable
Issued Capital:	EUR 25,000.00
Shareholders:	Aktiv Kapital Financial Services AS

Austria

Name:	Aktiv Kapital Inkasso GmbH
Type of Company:	Private Limited Liability Company
Date of Incorporation:	22 March 2001
Registered Number:	FN 207430 w
Registered Office:	Marktstrasse 3A-7000 Eisenstadt, Austria
Directors:	N/A
Company Secretary:	Not applicable
Issued Capital:	EUR 35,000
Shareholders:	Aktiv Kapital Financial Services AS

Spain

Name:	Aktiv Kapital Collections SLU
Type of Company:	Limited Liability Company
Date of Incorporation:	24 March 1993
Tax Identification Number:	B-80568769
Registry details:	Commercial Registry of Madrid: Volume 5807, Sheet 72, Page M-94984
Registered Office:	C/Albasanz, no. 16, 2ª planta 28037 Madrid, Spain
Directors:	Jan Husby Tiku Patel Ingvald Sikveland
Company Secretary:	Mr. Vicente Luis Martínez (Secretary non-member of the Board of Directors)
Issued Capital:	EUR 3,606.07
Shareholders:	Aktiv Kapital Financial Services AS

Bermuda

Name:	AKCL Investments Ltd (Bermuda) (in the process of being liquidated)
Type of Company:	Exempt
Date of Incorporation:	19 December 2006
Registered Number:	39393
Registered Office:	Third Floot, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
Directors:	Arthur E. M. Jones Jan Husby Håkon Bernhard
Company Secretary:	Shelley R. Durrant
Issued Capital:	USD 12,000.00
Shareholders:	Crystal Productions AS

Name:	Aktiv Kapital First Investment Ltd (Bermuda) (in the process of being liquidated)
Type of Company:	Exempt
Date of Incorporation:	29 March 2004
Registered Number:	35101
Registered Office:	Third Floot, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
Directors:	Arthur E. M. Jones Jan Husby Håkon Bernhard
Company Secretary:	Shelley R. Durrant
Issued Capital:	USD 32,419,200
Shareholders:	Crystal Productions AS

Cyprus

Name:	AK Portfolio Holding Ltd (Cyprus)
Type of Company:	Limited Liability Company
Date of Incorporation:	30 December 2005
Registered Number:	HE 170500
Registered Office:	John Kennedy, Iris House, Seventh Floor, Flat/Office 740B, 3106 Limassol, Cyprus
Directors:	Scott Bjorn Danielsen May Kristin Haugen Jan Husby
Company Secretary:	Marios Saveriades
Issued Capital:	EUR 17,100.00
Shareholders:	Aktiv Kapital ASA

SCHEDULE 10

REGISTERED OWNED IP
Part A    : Registered trademarks

No.	Jurisdiction	Mark	Classes	Date registered
260312	Norway		Local Class 36	8 June 2011
967054	Spain		Local Class 36	8 April 2008
967054	Turkey		Local Class 36	8 April 2008
967054	Switzerland		Local Class 36	8 April 2008
967,054	Macedonia		Local Class 36	8 April 2008
967054	EU		Local Class 36	8 April 2008
967054	Croatia		Local Class 36	8 April 2008
TMA824,580	Canada		Local Class 36	23 May 2012
712503	Switzerland		Local Class 36	8 April 1999
712503	Spain		Local Class 36	8 April 1999
201562	Norway		Local Class 36	17 February 2000
1120187	EU		Local Class 36	19 June 2000

Part B    : Domain names

Domain name	Owner	Created/Updated
aktivkapital.com	Aktiv Kapital ASA	25 September 1998
aktivkapital.net	Aktiv Kapital ASA	30 November 2005
aktivkapital.org	Aktiv Kapital ASA	30 November 2005
aktivkapital.info	Aktiv Kapital ASA	30 November 2005
aktivkapital.eu	AK Sverige AB	18 April 2006
aktivkapital.no	Aktiv Kapital AS	15 November 1999
aktivkapital.se	Aktiv Kapital ASA	23 April 2003
aktivkapital.fi	Aktiv Kapital Oy	19 January 2011
aktivkapital.de	Aktiv Kapital Deutschland GmbH	10 February 2012 (last updated)
aktivkapital.at	Aktiv Kapital ASA	unknown
aktivkapital.co.uk	Aktiv Kapital (UK) Ltd	8 September 2001
aktivkapital.es	Aktiv Kapital Collections, SLU	10 November 2005
aktivkapital.ca	Aktiv Kapital Canada Ltd.	19 October 2005
aktivkapital.it	Aktiv Kapital ASA	13 June 2012
aktivkapital.pl	Aktiv Kapital ASA	20 December 2002
aktivkapital.pt	Aktiv Kapital ASA	5 December 2011
aktivkapital.ie	Aktiv Kapital ASA	31 July 2012
aktivkapital.nl	Aktiv Kapital ASA	28 February 2012
aktivkapital.ch	Aktiv Kapital AG	unknown

SCHEDULE 11

PROPERTIES

Property Address	Owned/leased	Date of lease	Parties	Term
100 King Street West, Suite 5600, Toronto, ON M6X 1C9	Leased	8 August 2013	Aktiv Kapital Sourcing AS, Canada branch (lessee) and ON, Toronto – First Canadian Place (lessor)	1 September 2013-31 August 2014
130 Dufferin Avenue, 11th Floor, London, Ontario, N6A 5, Canada	Leased	11/14/15 March 2013	Aktiv Kapital Canada Ltd. (lessee) and BlueStone Properties Inc. (lessor)	1 July 2013- 30 June 2018
Calle Albasanz, 16, Second Floor, 28037 Madrid, Spain	Leased	8 January 2013	Aktiv Kapital Collection, SLU (lessee) and Hermanos Revilla S.A. (lessor)	1 April 2013 – 31 March 2016
Christian Krohgs gate 16, 0186 Oslo, Norway	Leased	22 December 2009	Aktiv Kapital AS (lessee) and Akerselva Atrium AS (lessor)	25 March 2010 – 24 March 2015
Dragarbrunnsgatan 46, 753 83 Uppsala, Sweden	Leased	10 April/3 May 2011	Aktiv Kapital Sverige Services AB (lessee) and Vasakronan Uppsala City AB (lessor)	1 January 2012 - 31 December 2016

Property Address	Owned/leased	Date of lease	Parties	Term
Bredgränd 18, Uppsala, Sweden	Leased	26/27 October 2011	Aktiv Kapital Sverige Services AB (lessee) and Vasakronan Uppsala City AB (lessor)	1 November 2011 – 31 January 2012 (still in use)
Sörnäostenkatu 1, 00580 Helsinki, Finland (storage room)	Lease	28 December 2010	Aktiv Kapital Oy (lessee) and Keskinäinen Eläkevakuutu-syhtiö Ihmarinen (lessor)	1 June 2011 - until terminated
Helsingin Mikonkatu 9, 00100 Helsinki, Finland	Leased	23 December 2010	Aktiv Kapital Oy (lessee) and Keskinäinen Eläkevakuutu-syhtiö Ihmarinen (lessor)	1 April 2011 - until terminated
"CityPalais Duisburg", König-Heinrich-Platz 2 and 4, Landfermannstrasse 6 and 8, Königstrasse 39, 55 and 55a, 47057 Duisburg, Germany	Leased	14 August 2012	Aktiv Kapital Deutschland GmbH (lessee) and CityPalais Duisburg GmbH & Co. KG (lessor)	1 August 2014 - 31 July 2019 with options to extend
"Silberpalais", Am Silberpalais 1, 47057 Duisburg, Germany	Leased	20/26 July 2007	Aktiv Kapital Deutschland GmbH (lessee) and Nude Estates Ltd. (lessor)	16 November 2009 - 16 December 2014
Haus Technologiezentrum, 7000 Eisenstadt, Marktstrasse 3, A-7000 Eisenstadt, Austria	Leased	25/26 March 2009 (as amended 31 March 2013) 12 June 2013	Aktiv Kapital Inkasso GmbH (lessee) and Technologie-zentrum Eisenstadt Ges. mbH (lessor)	1 May 2009 - until terminated and 1 August 2013 - until terminated

Property Address	Owned/leased	Date of lease	Parties	Term
Holzikerstrasse 2, Schöftland, Switzerland	Leased	14/19 August 2013	AK Holding AG (lessee) and W Quadrat Treuhand AG (lessor)	15 August 2013 - until terminated
Zeughausgasse 3, 6300 Zug, Switzerland	Leased	3/10 February 2011	Aktiv Kapital Portfolio AS, Zug branch (lessee) and Gebäudever-sicherung Zug (lessor)	16 February 2011 - until terminated
Second Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom	Leased	Unsigned	Aktiv Kapital AS (lessee) and Seadrill Management Ltd.(lessor)	1 July 2013 – 1 July 2016
Ground, Part Street and Third Floor, Wells House, 15-17 Elmfield Road, Bromley, Kent, BTR1 1LS, United Kingdom	Leased	29 August 2008	Aktiv Kapital (UK) Limited (lessee) and Bedell Corporate Trustees Limited and Atrium Trustees Limited (as trustees of the Well House Unit Trust) (lessor)	29 August 2008-28 August 2018
Part Third Floor, Wells House, 15-17 Elmfield Road, Bromley, Kent, BTR1 1LS, United Kingdom	Underlease	4 July 2012	Aktiv Kapital (UK) Limited (lessor) and Bridges Logistics and Fulfilment Limited (lessee)	4 July 2012 – 28 February 2018

SCHEDULE 12

KEY MANAGERS

1.    Geir Olsen
2.    Henning Dokset
3.    Tiku Patel
4.    Martin Sjolund
5.    Jan Husby
6.    Alexander Holzgreve
7.    Øystein Dannevig

SCHEDULE 13

KEY PORTFOLIOS

UID1
AKCA0251	AKCA0283
AKFI0018	AKNO0001
AKNO0049	AKSE0001
AKSP0041	AKUK0442
AKUK0473	OLAT0120
OLAT0133	OLCH0022
OLDE0014	OLDE0042
OLSE0594	OLSE0710
AKNO0002	AKSE0003
AKSP0043	AKSP0044
AKUK0443	AKUK0444
AKUK0445	AKUK0446
AKUK0447	AKUK0448
AKUK0449	AKUK0450
AKUK0451	AKUK0452
AKUK0453	AKUK0454
AKUK0455	AKUK0456
AKUK0457	AKUK0458
AKUK0459	AKUK0460
AKUK0461	AKUK0462
AKUK0463	OLAT0001
OLAT0127	OLAT0129
OLAT0134	OLDE0012

SCHEDULE 14

DEFINITIONS AND INTERPRETATION

1.    Definitions. In this Agreement, the following words and expressions shall have the following meanings:
2013 Accounts means the audited balance sheet of the Company (and, where relevant, the audited consolidated balance sheet of the Company and its subsidiary undertakings) and the audited profit and loss account of the Company (and, where relevant, the audited consolidated profit and loss account of the Company and its subsidiary undertakings), in each case as at 31 December 2013 in respect of that financial year, together with any notes, reports, statements or documents included in or annexed or attached to them;
Account means each outstanding non-settled active claim under a Portfolio acquired or purported to be acquired by a Target Company after 31 December 2005 and Accounts shall be construed accordingly;
Account Holder means any obligor, or guarantor or surety of, or any party liable for the payment of, an Account or, if there are multiple persons or entities obligated to repay an Account, all such persons or entities collectively;
Account Level Data means account level data relating to the Accounts which is set out in folders 12.1 and 12.2 of the Data Room;
Acquisition Financing Condition has the meaning given in clause 5.1(f);
Actual Warranty Claim has the meaning given in clause 5.9(a)(i);
Advokatfirmaet Wiersholm means Advokatfirmaet Wiesholm AS whose offices are at Rueslokkveien 26, P.O. Box 1400 Vika, NO-0115, Oslo, Norway;
Affiliate means in relation to any Party, any subsidiary or Parent Company of that Party and any subsidiary of any such Parent Company, in each case from time to time;
Agreed Form means, in relation to a document, the form of that document which has been initialled for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);
Anti-Bribery Law means any Law that relates to bribery or corruption, including (without limitation) the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010, in each case as amended, re-enacted or replaced from time to time;
Austrian Competition Condition has the meaning given in clause 5.1(d);
Boxed Tax Warranties means: (i) the Tax Warranties; and (ii) the Warranties in paragraphs 2.1 and 2.3 of Part A of Schedule 5 as such Warranty applies to Tax;
Business Day means a day other than a Saturday or Sunday or public holiday in Oslo or New York on which banks are open in Oslo or New York for general commercial business;

Claim means any claim under or for breach of this Agreement;
Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;
Closing Date means the date on which Closing occurs;
Collection Impacting Third Party Right means any Third Party Right in respect of an Account which materially impacts the net collections of a Target Company in respect of such Account;
Company means Aktiv Kapital AS, a company incorporated under the laws of Norway, with company number 960 545 397 and registered office at Christian Krohgs gate 16, 0186 Oslo, Norway;
Competing Business means a business which acquires and services non-performing unsecured consumer loans;
Conditions means the conditions set out in clause 5.1, and Condition means any of them;
Confidential Information has the meaning given in clause 18.1(a);
Connected Persons has the meaning given in clause 23;
Constitutional Documents means with respect to an entity its memorandum and articles of association, by-laws or equivalent constitutional documents;
Contractual Employment Benefits means the contractual employment benefits of the Employees as set out in Data Room folder 5.4.3;
Costs means reasonable out-of-pocket costs (including legal and other professional costs) and expenses (including travel, accommodation, Taxation), in each case of any nature whatsoever;
Crystal Productions Cash Refund has the meaning given in Schedule 8;
Crystal Productions Dispute means the ongoing dispute between Crystal Production AS, Green Sea AS and Crystal Ocean AS and Norwegian tax authorities regarding tax losses carried forward occurred before Aktiv Kapital acquired the Crystal Production Group in 2003;
Crystal Productions Dispute Letter means the letter in the Agreed Form in respect of the handling of the Crystal Productions Dispute;
Data Room means the data room comprising the documents and other information relating to the Target Companies made available by the Seller as listed on the data room index in the Agreed Form;
Deed of Novation and Amendment has the meaning given in Recital (D);
Deemed Warranty Claim has the meaning given in clause 5.9(a)(ii);
Default Interest means interest at EURIBOR plus three per cent.;
Definitive Financing Agreements has the meaning given in clause 5.3(a);

Disclosed means disclosure with sufficient detail to identify to the Purchaser the nature and scope of the matter disclosed, provided that:

(a)
such disclosure shall only be deemed to be Disclosed to the extent the disclosure would allow a diligent person literate in the language in which the disclosure was made and reasonably skilled in the field to which the information relates (e.g. business administration, accounting, regulatory, legal, etc.) to reasonably discern the relevance of such matter based on reading and analysing such information; and

(b)
any contract or other document referred to, but not included in, the Data Room shall only be deemed to be Disclosed if the material terms of such contract or other document been included in the Data Room;

Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered immediately before the signing of this Agreement;
EEA means the European Economic Area comprising Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Demark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lichtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom;
Employees means the employees of the Target Companies;
Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water or land;
Environmental Consents means any material permit, licence, authorisation, approval or consent required under Environmental Laws for the carrying on the business of the Target Companies or the use of, or any activities or operations carried out at, any site owned or occupied by any Target Company;
Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding at the date of this Agreement, to the extent that they relate to Environmental Matters;
Environmental Matters means all matters relating to the pollution or protection of the Environment;
Equivalent Insurance Policies has the meaning given in paragraph 12 of Schedule 6;
ERC means the estimated remaining collections in respect of a Portfolio over the next seven years;
EURIBOR means the display rate per annum of the European interbank interest rate for credit in Euro with an interest period of one month, published on the appropriate page of the Reuters screen at 11.00 a.m. CET on the date on which payment of the sum under this Agreement was due but not paid;
Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing midpoint) for that currency into Euro on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by HSBC Bank Plc as at the close of business in London on such date;
Existing Financing Agreements means (i) the amendment and restatement agreement dated 28 June 2013 between, amongst others, the Company (as borrower) and DNB Bank ASA (as facility agent, security agent, term loan facility agent and revolving credit facility agent, DNB Markets and Merchant Banking, Skandinaviska Enskilda Banken AB (PUBL) as mandated lead arrangers, DNB Markets as bookrunner and the Lenders (as defined therein), for the fifth amendment and restatement agreement to a EUR 100,000,000, GBP 45,000,000, NOK 365,000,000, SEK 500,000,000 term loan facility, the first amendment and restatement agreement to a NOK 1,000,000,000 (as increased to NOK 1,500,000,000 by agreement dated 28 June 2013) revolving credit facility and the second amendment and restatement to an intercreditor agreement; and (ii) the multicurrency overdraft facility agreement dated 1 December 2011 between the Company (as borrower) and DNB Bank ASA (as bank) in the amount of up to NOK 150,000,000;
Exiting Purchaser means PRA Holding IV, LLC, a company incorporated under the laws of Virginia, with address at 120 Corporate Boulevard, Norfolk, VA 23502, United States of America;
Extended Longstop Date has the meaning given in clause 5.7;
Financial Debt means borrowings and indebtedness in the nature of borrowings (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;
Fundamental Warranties means the warranties set out in paragraph 1 of Part A of Schedule 5;
General Illegality Condition has the meaning given in clause 5.1(g);
General Warranties means the Warranties other than the Fundamental Warranties and the Tax Warranties;
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;
Intellectual Property Rights or IPR means:

(a)	patents, utility models and rights in inventions;

(b)	rights in each of know-how, Confidential Information and trade secrets;

(c)	trade marks, service marks, rights in logos, trade names, rights in each of get-up and trade dress and domain names;

(d)	copyright, moral rights, database rights, rights in designs, and semiconductor topography rights;

(e)	any other intellectual property rights; and

(f)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (a) to (e) above,

in each case: (i) anywhere in the world; (ii) whether unregistered or registered (including all applications, rights to apply and rights to claim priority); and (iii) including all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals;
IT Contract means any third party contract under which an IT System is licensed, leased, supplied maintained or supported;
IT Systems means the material information and communications technologies used by the Target Companies;
Key Managers means those Employees whose names are set out in Schedule 12;
Key Portfolios means the Portfolios acquired by the Target Companies the UID1 reference for which are listed in Schedule 13;
Last Accounts means the audited balance sheet of the Company (and, where relevant, the audited consolidated balance sheet of the Company and its subsidiary undertakings) and the audited profit and loss account of the Company (and, where relevant, the audited consolidated profit and loss account of the Company and its subsidiary undertakings), in each case as at the Last Accounts Date in respect of that financial year, as set out in the Data Room, together with any notes, reports, statements or documents included in or annexed or attached to them;
Last Accounts Date means 31 December 2012;
Law means any statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Entity, or any judicial or administrative interpretation thereof;
Leakage means any of the following which occurs after the Locked Box Accounts Date and on or before Closing:

(a)
any dividend or distribution (whether in cash or in kind) or any return of capital (whether by reduction of capital or redemption or purchase of shares) declared, paid or made by or from any Target Company;

(b)
any payment of interest or principal in respect of any indebtedness owed, guaranteed or indemnified by any Target Company to, or on behalf of, or for the benefit of, the Seller or any member of the Seller Group or any Seller Related Party;

(c)
any payment by any Target Company of any Costs arising in connection with the preparation for, negotiation or consummation of the transactions contemplated in this Agreement or the Transaction Documents (including professional fees, management advisory fees, option payments and transaction bonuses);

(d)
any other payment, assumption of liability or transfer of value (including the waiver, forgiveness, discharge or discount by any Target Company of any amount owed to it) in each case to, or on behalf of, or for the benefit of, the Seller or any member of the Seller Group or any Seller Related Party less any cash consideration received by the Target Companies in respect of the same; and

(e)	the agreement or undertaking by any Target Company to do any of the matters set out in (a) to (d) above,

but does not include any payment, assumption of liability, transfer of value, dividend or distribution (or any agreement or undertaking to do any of the same) by any Target Company to, or behalf of, or for the benefit of, any other Target Company;
Liabilities means all liabilities, damages, Costs, duties, interest, penalties and obligations of every description (including, for the avoidance of doubt, any liability to Tax and any and all other costs, expenses and fees), whether deriving from contract, the common law, equity, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained, or disputed or deriving from any settlement thereof, and whether owed or incurred severally or jointly and as principal or surety, and Liability means any one of them;
Loan Note means the US Dollar denominated loan note of the Purchaser Guarantor in an amount of US Dollars equal to the Loan Note Amount based on the Exchange Rate as at one Business Days prior to the Closing Date in the Agreed Form;
Loan Note Amount means € 125,000,000;
Locked Box Accounts means the unaudited consolidated accounts of the Company and its subsidiary undertakings in respect of the 12 month period ended on the Locked Box Accounts Date as set out in Schedule 2;
Locked Box Accounts Date means 31 December 2013;
Longstop Date means 30 June 2014 or, if the only Condition that has not been satisfied (or waived) on 30 June 2014 is the Swedish FSA Condition, 30 August 2014;
Losses means all losses including damages, shortfalls, diminutions in value, destruction and Liabilities and Loss means any one of them;
Maintained Insurance Policy has the meaning given in paragraph 12 of Schedule 6;
Management Service Contracts means the service contracts, each dated 19 February 2014, entered into between:
(a)    Aktiv Kapital AS and Geir Olsen;
(b)    Aktiv Kapital AS and Henning Dokset;
(c)     Aktiv Kapital AS and Martin Sjolund; and
(d)    Aktiv Kapital UK Ltd and Tiku Patel;
Material Adverse Change means any event, occurrence, fact, condition or change that is, individually or in the aggregate, materially adverse to the assets, liabilities, results of operations or financial condition of the Target Companies, taken together, provided that none of the following shall constitute, shall be considered or shall otherwise be taken into account in determining whether there has occurred, and no event, occurrence, fact, condition or change resulting from or arising out of any of the following shall constitute, a Material Adverse Change:

(a)	any event, occurrence, fact, condition or change relating to or resulting from:

(i)	changes in economic conditions or financial, security or credit markets in general, or changes affecting the availability or cost of financing (except, in any such case, to the extent disproportionately impacting the Target Companies, taken together, as compared to other businesses operating in the same industry (and in such case, only such disproportionate impact shall be considered or otherwise taken into account in determining if a Material Adverse Change has occurred));

(ii)
changes generally applicable to the industries in which the Target Companies operate (except, in any such case, to the extent disproportionately impacting the Target Companies, taken together, as compared to other businesses operating in the same industry (and in such case, only such disproportionate impact shall be considered or otherwise taken into account in determining if a Material Adverse Change has occurred));

(iii)	changes in prevailing interest or currency exchange rates;

(iv)	changes in national or international social and political conditions, including any engagement in or escalation of war, civil unrest or other hostilities;

(v)
seasonal changes or any hurricane, tornado, flood, earthquake, volcanic eruption, other consequence of weather or any other natural disaster, or any acts of God, terrorist attacks, or any caution or recommendation against travel by any Governmental Entity, for whatever reason;

(vi)	changes in applicable laws or in applicable accounting standards, principles or interpretations which have at the date of this Agreement already been announced or promulgated;

(vii)
the transactions contemplated by this Agreement, including the public announcement thereof and acts of competitors or loss or threatened loss or change in status of suppliers, customers, vendors, distributors, landlords, agents or employees (including the threatened or actual termination, suspension, modification or reduction of such relationships) to the extent relating to or resulting there from; or

(viii)
actions (X) required, permitted or consented to by the Purchaser under or in connection with this Agreement, (Y) taken or not taken at the written request of the Purchaser or (Z) taken by the Purchaser or any of its Affiliates after the date of this Agreement; or

(b)
any fact, matter, event or circumstance fairly disclosed by this Agreement, any other Transaction Document or the Disclosure Letter or any document Disclosed or deemed to be Disclosed in the Data Room or that is otherwise reasonably foreseeable to the Purchaser as of the date hereof.

For the avoidance of doubt, this definition shall be interpreted in accordance with the law of the State of Delaware in accordance with the first sentence of clause 29 hereof;
Metrogas Loan Agreement means the subordinated loan agreement between Aktiv Kapital Investment AS (as borrower) and Metrogas Holdings Inc. (as lender) dated 27 December 2013 (as may be amended pursuant to the amendment agreement in the Agreed Form with respect to the Metrogas Loan Agreement);

Non-Key Portfolio Acquisition Agreements means the Portfolio Acquisition Agreements relating to the Portfolios acquired by the Target Companies other than the Key Portfolios;
Non-Tax Claim means a Claim other than a Tax Claim;
Non-Tax Warranty Claim means a Warranty Claim other than a Claim for breach of a Boxed Tax Warranty;
Norwegian FSA Condition has the meaning given in clause 5.1(c);
Norwegian Tax Resident Companies means Aktiv Kapital AS, Aktiv Kapital Financial Services AS, Aktiv Kapital Portfolio AS, Aktiv Kapital Investment AS, Aktiv Kapital Portfolio Collection AS, Aktiv Kapital Sourcing AS, Crystal Production AS, Crystal Ocean AS, Green Sea AS, AK Nordic AB, AK Portfolio Holding AB and Aktiv Kapital Portfolio Oy;
Option Holder Payment Amount means the amount in Euros equal to the aggregate of the Option Holder Payments together with any amount payable by any Target Company in respect of social security contributions or equivalent taxes in connection with any Option Holder Payment;
Option Holder Payments means the payments to be made by the Target Companies to the Option Holders under the Option Termination Agreements in consideration for the cancellation of the options held by the Option Holders;
Option Holders means the holders of options under the Share Option Schemes;
Option Termination Agreements means the agreements to be entered into between the Target Companies and Option Holders in the Pre-Closing Period pursuant to which all of the options under the Share Option Schemes are to be cancelled and terminated;
Original SPA has the meaning given in Recital (C);
Owned IP means (a) all the registered Intellectual Property Rights owned by the Target Companies and (b) any other Intellectual Property Rights which are owned by a Target Company and are material to the operations of that Target Company;
Parent Company means any company which holds a majority of the voting rights in another company, or which is a shareholder of another company and has the right to appoint or remove a majority of its board of directors, or which is a shareholder of another company and controls a majority of the voting rights in it under an agreement with other shareholders, in each case whether directly or indirectly through one or more companies;
Permitted Leakage means the payments made, or to be made, by the Company or any other Target Company from the Locked Box Accounts Date up to and including the Closing Date which are set out in Schedule 1;
Permitted Portfolio Acquisition has the meaning given in clause 4.2(c);
Portfolio means a non-performing unsecured consumer loan portfolio;
Portfolio Acquisition Agreements means the agreements in respect of the acquisition of the Portfolios entered into by the Target Companies;

Portfolio Documentation means the Portfolio Acquisition Agreements and the Account Level Data;
Pre-Closing Period means the period from and including the date of this Agreement to and including the Closing Date;
Price has the meaning given in clause 2.1;
Properties means the land and buildings which are set out in Schedule 11 and all of which are either owned or leased by any of the Target Companies;
Proposed Transaction means the transaction contemplated by the Transaction Documents;
Protected Territories means Austria, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Portugal, Republic of Ireland, Russia, Spain, Sweden, Switzerland and the UK;
Purchaser Conditions means the Conditions set out in clauses 5.1(a), 5.1(c), 5.1(d) and 5.1(f);
Purchaser Group means the Purchaser and its Affiliates from time to time, which from Closing shall include the Target Companies;
Purchaser Obligation means any warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement, and the guarantee and indemnity given by the Purchaser Guarantor pursuant to clause 10, including, for the avoidance of doubt, any covenant to pay given by the Purchaser to the Seller under paragraph 8 of Part B of Schedule 8;
Purchaser Records has the meaning given in clause 14.1(a);
Purchaser’s Bank Account means the Purchaser’s bank account, details of which shall be notified in writing by the Purchaser to the Seller prior to Closing;
Purchaser’s Guaranteed Obligations has the meaning given in clause 10.1;
Purchaser’s VPS Account means the Purchaser’s VPS account, details of which shall be notified in writing by the Purchaser to the Seller prior to Closing;
Representatives has the meaning given in clause 18.1(b);
Seller’s Bank Account means the Seller’s bank account at Nordea Bank Norge ASA; account name Geveran Trading Co. Ltd; account number NO5060190497243(EURO); swift code WIFT NDEANOKKXXX (and/or such other account(s) as the Seller and Purchaser may agree in writing);
Seller Group means the Seller and its Affiliates from time to time but excludes the Target Companies;
Seller Indemnity has the meaning given in clause 8.12;
Seller Indemnity Claim means a claim by the Purchaser (or any other member of the Purchaser Group) in respect of or under a Seller Indemnity;

Seller Obligation means any warranty, undertaking or indemnity given by the Seller to the Purchaser and/or any other member of the Purchaser Group under this Agreement, including, for the avoidance of doubt, any covenant to pay given by the Seller to the Purchaser under Schedule 8;
Seller Payment has the meaning given in Schedule 6.
Seller Records has the meaning given in clause 14.1(b);
Seller Related Parties means, in relation to the Seller, John Fredriksen and his immediate family (being his two daughters), and any entity controlled by John Fredriksen and/or his immediate family. For the purposes of this definition, control shall mean the possession, directly or indirectly of (i) the power to direct the majority of voting rights in an entity; (ii) the power to appoint or remove a majority of the directors of an entity; or (iii) the power to direct the management, financial and operating activities of an entity, and controlled shall be construed accordingly;
SFSA has the meaning given in clause 5.1(b);
Share Option Schemes means the Company’s existing share option schemes, details of which are set out in folder 5.6.3 of the Data Room;
Shares means the shares comprising the entire issued share capital of the Company;
Subsidiaries means the companies details of which are set out in Part B of Schedule 9 and Subsidiary means any one of them;
Subsidiary Rationalisation Process means the ongoing process being carried out by the Target Companies to wind up or otherwise liquidate the following Subsidiaries: AK Portfolio Holding Ltd (Cyprus), AK Sverige AB (Sweden), Global Finance Scandinavia AB (Sweden), Aktiv Kapital Asset Investments Ltd (UK), AK First Investment Ltd (Bermuda), AKCL Investments Ltd (Bermuda) and AKNRM De Mexico, S.A. DE C.V. (Mexico);
Surviving Provisions means clauses 16 (Costs), 17 (Announcements), 18 (Confidentiality), 19 (Assignment), 21 (Notices), 22 (Conflict with other Agreements), 23 (Whole Agreement), 24 (Waivers, Rights and Remedies), 26 (Variations), 27 (Invalidity), 28 (Third Party Enforcement Rights), 29 (Governing Law and Jurisdiction), Schedule 6 (Limitations on Liability) and Schedule 14 (Definitions and Interpretation);
Swedish FSA Condition has the meaning given in clause 5.1(b);
Target Companies means the Company and the Subsidiaries, and Target Company means any of them;
Target Pension Schemes means the pension schemes disclosed at Data Room folder 5.8;
Tax or Taxation means: (i) taxes on income, profits and gains, (ii) all other taxes, levies, duties, imposts, charges and withholdings in the nature of taxation, including any excise, customs, property, capital, value added, goods and services, sales, use, occupation, transfer, documentary, registration, stamp, real estate transfer, franchise and payroll taxes and any national insurance and social security contributions, and (iii) all penalties, administrative fines, charges and interest relating to any of the items listed in (i) or (ii), or to any late or incorrect return in respect of any of the items listed in (i) or (ii);

Tax Authority means any taxing or other authority (in any jurisdiction) competent to impose any Tax liability, or assess or collect any Tax;
Tax Claim means a claim for a breach of any of the Boxed Tax Warranties or a Tax Covenant Claim;
Tax Covenant means the Seller’s covenant to pay set out in Part B of Schedule 8;
Tax Covenant Claim means a claim by the Purchaser under Part B of Schedule 8;
Tax Warranties means the warranties set out in Part A of Schedule 8;
Third Party Claim has the meaning given in clause 11;
Third Party Right means any interest (in law or in equity) of any person, including any right to acquire, option and right of pre-emption, and any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created or imposed by law), title retention and any other encumbrance and any other security agreement or arrangement and rental, title purchase and other agreements for payment on deferred terms or any agreement to create any of the above;
Transaction Advisory Fees means the amount in Euros equal to the professional fees of Deloitte, Ernst & Young and LEK Consulting incurred or agreed to be incurred by the Target Companies in connection with the Proposed Transaction;
Transaction Documents means this Agreement, the Disclosure Letter, the Loan Notes, the Metrogas Loan Agreement, the Crystal Productions Dispute Letter, the Deed of Novation and Amendment and any other documents in Agreed Form;
Unconditional Date has the meaning given in clause 5.6;
VAT means:

(a)
any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) including any legislation and regulations supplemental thereto;

(b)	any other value added tax and any sales tax, turnover tax, use tax, harmonised sales tax, consumption tax or goods and services tax; and
(c)    any other tax of a similar nature to such tax referred to in (a) or (b) above;
Warranties means the warranties given pursuant to clause 8 and set out in Schedule 5 and the Tax Warranties;
Warranty Claim means a Claim in respect of any Warranty; and
Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day in the place of receipt of a notice.
2.    Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association,

partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	references to a paragraph, clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)
references to any English law legal term or concept shall, in respect of any jurisdiction other than England and Wales, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(e)	references to € or Euro are references to the lawful currency from time to time of the member states of the European Union;

(f)	references to NOK are references to the lawful currency from time to time of Norway;

(g)	references to US$ or US Dollars are references to the lawful currency from time to time of the United States of America;

(h)
for the purposes of applying a reference to a monetary sum expressed in Euro, an amount in a different currency shall be deemed to be an amount in Euro translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 6); and

(i)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
3.    Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to: (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re‑enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.
4.    Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.
5.    Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 14 and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.